Exhibit 2.1

EXECUTION DRAFT

PURCHASE AGREEMENT

among

Hospitality Properties Trust

and

Petro Stopping Centers Holdings, L.P.

and

the Partners of

Petro Stopping Centers Holdings, L.P.

May 30, 2007

EXHIBITS A AND B, ANNEX 1 AND SCHEDULES 1.01(a), 1.01(b) AND 1.01(c) HAVE BEEN OMITTED AND WILL BE SUPPLEMENTARILY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION UPON REQUEST.

Exhibits

Exhibit A –Form of Assignment of Partnership Interest

Exhibit B – Form of Escrow Agreement

Annexes

Annex 1 – Sellers

Schedules

Schedule 1.01(a)	Sellers “knowledge” Individuals
Schedule 1.01(b)	Purchaser “knowledge” Individuals
Schedule 1.01(c)	Additional Permitted Liens

2014 Indenture	1
2014 Notes	1
2014 Prepayment Loan	31
Additional Financial Statements	32
Affiliate	2
Agreement	1
Applicable Sellers	8
Audit	44
Balance Sheet Date	14
Business Day	2
Cardwell Group	2
Cardwell Payment	2
Closing	36
Closing Date	36
COBRA	21
Code	2
Company	1
Company Balance Sheet	14
Company Disclosure Letter	11
Company Interests	1
Company Material Adverse Effect	2
Company Options	12
Company Subsidiary	2
Confidentiality Agreement	28
Covenant Defeasance Loan	32
Covered Parties	30
Covered Party	30
Credit Facility	2
Credit Facility Agent	3
Credit Facility Lenders	3
Credit Facility Loan	31
Debt Restructuring Costs	3
Declaration	52
Employee Plan	20
End Date	36
Environmental Law	3
Environmental Permit	3
ERISA	3
ERISA Affiliate	3
Escrow Agent	10

Escrow Agreement	10
Escrow Amount	10
Escrow Fund	10
Exchange Act	3
Financial Statements	14
GAAP	3
Governmental Entity	3
Hazardous Materials	4
HPT Reimbursable Costs	10
Income Taxes	4
Indebtedness	4
Indemnifying Party	41
Insurance Policies	21
Intercompany Indebtedness	4
IRS	4
Judgment	4
knowledge	4
KPMG	32
Law	5
Liabilities	5
Lien	5
LLC Subsidiary	5
Losses	38
Material Contracts	20
Operating Company	1
Operating Company Indenture	5
Operating Company Notes	5
Organizational Documents	5
Partnership Tax Returns	5
Payment Shortfall	10
Permits	5
Permitted Lien	5
Permitted Operations	26
Person	6
Petro Financial	11
Petro GP	11
Petro Warrant Agreement	6
Petro Warrants	6
Pre-Closing Tax Period	6
Proceeding	6
Purchase Price	9
Purchaser	1
Purchaser Claim	40
Purchaser Claims Notice	40
Purchaser Indemnitees	38
Purchaser/Company Released Claims	42
Purchaser/Company Releasees	42
Purchaser/Company Releasors	42
Purchasers Deductible Amount	40
Real Property Agreement	7
Reimbursable Costs	7
REIT Subsidiary	7
Requisite Regulatory Approvals	7
Reserve Fund	8
Reserve Fund Account	50
SEC Reports	7
Seller Claim	40
Seller Claims Notice	40
Seller Indemnitees	38
Seller Released Claims	43
Seller Releasees	43
Seller Releasors	43
Sellers	1
Sellers Deductible Amount	39
Sellers Representative	49
Special Purpose Subsidiary	7
Subsidiary	7
Tax Return	7
Taxes	7
TCA	1
TCA Adjustment	10
TCA Purchase Agreement	1
Transfer Taxes	46
Transferred Leased Property	8
Transferred Owned Property	8
TSP	8

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (the “Agreement”), dated May 30, 2007, among Hospitality Properties Trust, a Maryland real estate investment trust (“Purchaser”), Petro Stopping Centers Holdings, L.P., a Delaware limited partnership (the “Company”), and the partners of the Company identified on Annex 1 (the “Sellers”).

WHEREAS, Sellers own all of the limited and general partnership interests of the Company (the “Company Interests”); and

WHEREAS, Sellers desire to sell, and Purchaser desires to purchase, all of the Company Interests upon the terms and subject to the conditions set forth herein; and

WHEREAS, the Company, contemporaneously with the execution of this Agreement, is entering into a Purchase Agreement (“TCA Purchase Agreement”) with TravelCenters of America LLC (“TCA”), a Delaware limited liability company, and the other partners of Petro Stopping Centers, L.P. (the “Operating Company”) pursuant to which the Company and the other partners of the Operating Company will sell, and TCA will purchase, all of the limited and general partnership interests of the Operating Company on the Closing Date (hereafter defined) upon the terms and subject to the conditions set forth in the TCA Purchase Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements of the parties hereto contained herein, and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, and subject to the satisfaction or waiver of the conditions hereof, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01         Certain Definitions.

Certain terms used in this Agreement and the Schedules hereto are defined as follows:

“2014 Indenture” shall mean that certain Indenture, dated as of February 9, 2004, by and among the Company, Petro Financial and The Bank of New York, as Trustee, as amended.

 “2014 Notes” shall mean the Senior Third Secured Notes due 2014 issued pursuant to the 2014 Indenture.

“Affiliate” of a Person shall mean another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

“Business Day” shall mean any day, other than Saturday, Sunday or a day on which banking institutions in the City of New York are generally closed.

“Cardwell Group” shall mean J. A. Cardwell, Sr. and James A. Cardwell, Jr.

“Cardwell Payment” shall mean Eighty-Four Million Six Hundred Thousand Dollars ($84,600,000) payable to the Cardwell Group for, among other things, their controlling interest in the Company.

 “Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” shall mean any event, change, development or occurrence that (a) has resulted, or would reasonably be expected to result, in a material adverse effect on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries taken as a whole or (b) would prevent or materially delay the consummation of the transactions contemplated by this Agreement, other than any change or effect resulting from (i) changes in general economic conditions, (ii) general changes or developments in the industries in which the Company and the Company Subsidiaries operate, including changes in refined product margin, (iii) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors or employees of the Company and the Company Subsidiaries or the performance of this Agreement and the transactions contemplated hereby, (iv) changes in any Tax Laws or applicable accounting regulations or principles, (v) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, any declaration of war by the United States or any other national or international calamity, (vi) the failure by the Company or the Company Subsidiaries to take any action prohibited by this Agreement, (vii) in and of itself, any change in the Company’s or the Operating Company’s credit ratings, (viii) any eminent domain or condemnation proceeding with respect to the properties owned or leased by the Company or the Company Subsidiaries or (ix) the matter disclosed in Section 3.10(v) of the Company Disclosure Letter, unless, in the case of the foregoing clauses (i) and (ii), such changes referred to therein have a materially disproportionate effect on the Company and the Company Subsidiaries taken as a whole relative to other participants in the industries in which the Company and the Company Subsidiaries operate.

“Company Subsidiary” shall mean any Subsidiary, direct or indirect, of the Company, provided, however, for the purposes of Articles III and IV, the term “Company Subsidiary” shall not include either Special Purpose Subsidiary.

“Credit Facility” shall mean that certain Credit Agreement, dated as of February 9, 2004, as amended, by and among the Operating Company and the guarantors and financial institutions party thereto.

“Credit Facility Agent” shall mean Wells Fargo Bank, N.A. in its capacity as administrative agent pursuant to the Credit Facility.

“Credit Facility Lenders” shall mean those certain lenders under the Credit Facility.

“Debt Restructuring Costs” shall mean any (i) “make-whole” or similar premium (including consent fee and negative carry costs), change of control fees or premiums, breakage costs or penalty payable pursuant to the terms of the Credit Facility, the 2014 Indenture or the Operating Company Indenture, as applicable, or otherwise agreed to between the parties, in connection with or as a result of, the prepayment of the Credit Facility, discharge of the 2014 Notes or defeasance of the Operating Company Notes or otherwise extinguishing any such Indebtedness as of the Closing, whether or not then due (but excluding any principal and accrued and unpaid interest thereon) and (ii) out-of-pocket costs and expenses of the Company, the Company Subsidiaries or Purchaser incurred on or prior to the Closing Date in connection with, or as a result of or related to, prepayment of the Credit Facility, discharge of the 2014 Notes or defeasance of the Operating Company Notes, including, but not limited to, the fees and expenses of all soliciting agents, dealer-manager arrangements and legal advisors.

“Environmental Law” shall mean any and all applicable Laws relating to protection of natural resources, the environment or human health (as relating to exposure to Hazardous Materials) including, without limitation, laws relating to releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials.

“Environmental Permit” shall mean any Permit required under any Environmental Law for the operation of business of the Company or any Company Subsidiary as currently conducted.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean each trade or business (whether or not incorporated) which together with the Company or a Company Subsidiary would be deemed to be a ‘single employer’ within the meaning of Section 4001(b)(1) of ERISA or subsections (b), (c), (m) or (o) of Section 414 of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” shall mean United States generally accepted accounting principles consistently applied.

“Governmental Entity” shall mean any federal, state, local or foreign government or political subdivision thereof, or any court, administrative agency or commission, or other governmental authority or instrumentality or any subdivision thereof.

“Hazardous Materials” shall mean any substance, material, waste, pollutant, or contaminant that is regulated as toxic or hazardous or other term of similar regulatory import or that is subject to remedial, investigatory or reporting obligations under any Environmental Law including without limitation petroleum and petroleum products (including without limitation oil, gasoline and diesel fuel), friable asbestos and polychlorinated biphenyls.

“Income Taxes” shall mean all federal, state, local, or foreign Taxes based upon, measured by, or calculated with respect to (i) gross or net income or gross or net receipts or profits (including, but not limited to, any capital gains or minimum taxes, but not including sales, use, goods and services, fuel, real or personal property transfer or other similar Taxes); (ii) multiple bases (including, but not limited to, corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based upon, measured, or calculated with respect to, is described in clause (i); or (iii) any federal, state, local or foreign withholding Taxes imposed with respect to any Taxes referred to in clause (i) or (ii) or on the distribution of cash or property from a partnership to its partners.

“Indebtedness” shall mean, with respect to the Company and the Company Subsidiaries, without duplication and exclusive of Intercompany Indebtedness, all indebtedness for borrowed money, including purchase money financing and capitalized and synthetic lease obligations (it being understood that any obligations existing on or prior to the Balance Sheet Date will not be recharacterized as capitalized or synthetic lease obligations if not otherwise characterized as such in the Company Balance Sheet), including the aggregate principal amount thereof, and any accrued and unpaid interest thereon and any accrued and unpaid prepayment premiums, penalties, breakage costs or other similar obligations in respect thereof; provided, however, that Indebtedness shall not include any Debt Restructuring Costs, trade payables or the $100,000 Demand Promissory Note issued by the Company to the REIT Subsidiary and any accrued interest thereon.  For the sake of clarity, it is acknowledged that “Indebtedness” does not include undrawn amounts under letters of credit outstanding under the Credit Facility.

“Intercompany Indebtedness” shall mean, with respect to the Company and the Company Subsidiaries, all outstanding indebtedness owed by the Company or any Company Subsidiary to the Company or any wholly owned Company Subsidiary.

“IRS” shall mean the United States Internal Revenue Service, or any successor thereto.

“Judgment” shall mean any and all judgments, orders, writs, directives, rulings, decisions, injunctions (temporary, preliminary or permanent), decrees or awards of any Governmental Entity.

“knowledge” in the phrase “to its knowledge” or a similar phrase, when used to qualify a representation of a party, shall be deemed to be the actual knowledge, after reasonable investigation of the officer or employee with primary responsibility for the applicable subject matter, of (i) the individuals listed on Schedule 1.01(a), if the Company is making such representation, (ii) the individuals listed on Schedule 1.01(b), if Purchaser is making such representation, and (iii) the officer or employee of such Seller with primary responsibility for the applicable subject matter, if a Seller is making such representation.

“LLC Subsidiary” shall mean HPT PSC Properties LLC, a Maryland limited liability company.

“Law” shall mean all laws (whether statutory or otherwise), ordinances, codes, rules and regulations of all Governmental Entities.

“Liabilities” shall mean any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, whether due or to become due.

“Lien” shall mean, with respect to any property or asset, any mortgage, pledge, security interest, lien (statutory or other), charge, encumbrance or other similar restrictions or limitations of any kind or nature whatsoever on or with respect to such property or asset.

“Operating Company Indenture” shall mean the Indenture dated as of February 9, 2004 by and among the Operating Company and Petro Financial Corporation as Issuers and the Company, Petro Financial and Petro Distributing, Inc. as Guarantors and The Bank of New York, as Trustee as amended by a First Supplemental Indenture dated as of February 9, 2004.

“Operating Company Notes” shall mean the Operating Company’s 9% Senior Secured Notes due 2012 issued in the aggregate original principal amount of $225,000,000 on February 4, 2004 and $25,000,000 on July 25, 2005 pursuant to the Operating Company Indenture.

“Organizational Documents” shall mean with respect to a corporation, its charter and bylaws; with respect to a limited liability company, its certificate or articles of organization or formation and operating agreement; with respect to a partnership, its certificate of limited partnership, if any, and partnership agreement; with respect to a trust, its declaration or indenture of trust; and with respect to any other entity, such similar organizational documents.

“Partnership Tax Returns” shall mean the federal partnership Tax Returns (together with all schedules required to be attached thereto) filed on IRS Form 1065, Form 8308 and Form 8804, or any successor form, together with any state or local Income Tax Returns that are filed on the basis that the Company or the Operating Company, as applicable, is taxable as a pass-through entity for state or local Income Tax purposes.

“Permits” shall mean all franchises, licenses, authorizations, approvals, permits, consents or other rights granted by any Governmental Entity and all certificates of convenience or necessity, immunities, privileges, licenses, concessions, consents, grants, ordinances and other rights, of every character whatsoever required for the conduct of business and the use of properties by the Company and the Company Subsidiaries as currently conducted or used.

“Permitted Lien” shall mean Liens (i) for Taxes, assessments and other charges of Governmental Entities (a) not yet due and payable, or (b) being contested in good faith (with collection or enforcement stayed by appropriate proceedings) and reserved against on the

Company Balance Sheet; (ii) for mechanics, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) for leases, subleases and licenses which are terminable by the Company or a Company Subsidiary on 90 days notice without premium or penalty; (iv) imposed by applicable Law; (v) for pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, in each case, not constituting Indebtedness; (vi) for pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, not representing Indebtedness and incurred in the ordinary course of business; (vii) for easements covenants, rights of way and other similar restrictions each of record, and zoning and building codes and ordinances, in each case that, individually or in the aggregate, do not detract or impair in any material respect from the value or continued use, in the ordinary course as currently conducted or contemplated, of the applicable property; (viii) the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in the SEC Reports; (ix) referred to or disclosed in any title policy, or any title report, commitment or search (but in the case of a title report, commitment or search, only to the extent no title policy was subsequently issued for the applicable Transferred Owned Property or Transferred Leased Property), and/or any survey delivered to or obtained by Purchaser or Purchaser’s counsel prior to the date hereof (other than Liens for Indebtedness, Taxes, mechanics liens, unrecorded leases or parties in possession); (x) not securing or representing a monetary obligation that, individually or in the aggregate, do not detract or impair in any material respect from the value or continued use in the ordinary course of business as currently conducted or contemplated by the Company or any Company Subsidiary, of any property subject to such Liens; and (xi) identified on Schedule 1.01(c) provided no such Lien shall be deemed to be a Permitted Lien if it secures a trade payable.

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or other entity or government or any agency or political subdivision thereof.

“Petro Warrant Agreement” shall mean the Warrant Agreement dated July 23, 1999 by and between Warrant Co., the Company, Sixty Eighty, LLC, First Union Capital Markets Corp., CIBC World Markets Corporation and State Street Bank and Trust Company, as Warrant Agent.

“Petro Warrants” shall mean the warrants issued by Warrant Co. pursuant to the Petro Warrant Agreement.

“Pre-Closing Tax Period” shall mean (a) any taxable period that begins on or before the Closing Date and ends on or before the Closing Date, and (b) with respect to any other taxable period that includes the Closing Date, the portion of such taxable period prior to and including the Closing Date.

“Proceeding” shall mean any action, claim, suit, or legal, administrative, arbitration or other alternative dispute resolution proceeding or investigation.

“Real Property Agreement” shall mean any lease (other than a Lease), agreement, declaration, restriction, or covenant relating to the Transferred Leased Property or Transferred Owned Property.

“Reimbursable Costs” shall mean “HPT Reimbursable Costs” as defined in the TCA Purchase Agreement.

“REIT Subsidiary” shall mean HPT PSC Properties Trust, a Maryland real estate investment trust.

“Requisite Regulatory Approvals” shall mean all permits, approvals, consents and filings required to be obtained or made with or by any Governmental Entity under any Law or Judgment, and all waiting periods required to expire prior to the Closing under applicable Laws.

“SEC Reports” shall mean the Operating Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2006 as filed with the SEC and any other reports filed or furnished by the Operating Company to the SEC pursuant to applicable statutes, regulations, policies and rules to the extent furnished or filed by the Operating Company subsequent to March 29, 2007 and prior to the date of this Agreement.

“Special Purpose Subsidiary” shall mean either the REIT Subsidiary or the LLC Subsidiary, each of which was formed by the Company at the request of Purchaser in connection with the transfers contemplated by Sections 6.13 and 6.14(c) of the TCA Purchase Agreement.

“SPS Income Taxes” shall mean any Income Taxes (taking into account all the transactions contemplated by this Agreement and the TCA Purchase Agreement) arising from the transfers pursuant to Section 6.13 of the TCA Purchase Agreement, which at the request of Purchaser are made to a Special Purpose Subsidiary instead of the Company, that would not otherwise have been incurred had the transfers pursuant to such Section 6.13 been made to the Company rather than to a Special Purpose Subsidiary.

“Subsidiary” shall mean, in respect of any specified Person, any company or other entity of which 50% or more of the outstanding share capital or other equity interest is owned, directly or indirectly, by such specified Person.

“Tax Return” shall mean any report, return, document, declaration or other information or filing required to be supplied to any Governmental Entity (foreign or domestic) with respect to Taxes, including Partnership Tax Returns.

“Taxes” shall mean (a) any and all taxes, charges, fees, levies or other assessments, including income, gross receipts, excise, real or personal property, lease, sales, withholding, social security, occupation, use, service, service use, value added, license, net worth, payroll, franchise, transfer and recording taxes, ad valorem, stamp, capital, environmental, employment, workers compensation, disability, social security, utility, production, unemployment compensation, windfall profits, duties, registration, business organization, alternative or add-on minimum, fees and charges, imposed by any Governmental Entity (whether domestic or foreign including any state, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments, (b) liability for the payment of any amounts of the type described in clause (a) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group, and (c) liability for the payment of any amounts as a result of being party to any Tax sharing agreement or arrangement or as a result of any obligation to indemnify any other Person with respect to the payment of any amounts of the type described in clause (a) or (b).

“Transferred Leased Property” shall have the same meaning as set forth in the TCA Purchase Agreement.

“Transferred Owned Property  shall mean all real estate the fee interest of which is to be distributed to the Company on the Closing Date pursuant to Section 6.13 of the TCA Purchase Agreement.

ARTICLE II

PURCHASE AND SALE

Section 2.01         Purchase and Sale.

(a)           At the Closing,

(i)            immediately following the closing of the transactions contemplated by the TCA Purchase Agreement and the distribution to Sellers of the proceeds received by the Company and Petro GP for the sale of the limited partnership interests of the Operating Company pursuant to the TCA Purchase Agreement, Sellers shall sell, assign and transfer to Purchaser all of the Company Interests and Purchaser shall deliver the Purchase Price, adjusted as provided in Section 2.02, to Sellers in the percentages and to the accounts set forth in Annex 1, by wire transfer of immediately available funds; provided, however, each member of the Cardwell Group and each of Petro, Inc., JAJCO II, Inc., Mobil Long Haul, Inc. and Volvo Petro Holdings, Inc. (the “Applicable Sellers”) hereby direct that an aggregate amount of $2,000,000 (the “Reserve Fund”) be withheld (pro rata based on the percentage that each such Applicable Seller’s portion of the Purchase Price bears to total amount of the Purchase Price that the Applicable Sellers are entitled to be paid at the Closing) from the amounts payable to such Applicable Sellers pursuant to this Section 2.01(a)(i) and direct that the Reserve Fund be paid at the Closing into the bank account designated by the Sellers Representative pursuant to Section 12.03; and

(ii)           Purchaser shall pay the TSP Payment Amount (defined in the TCA Purchase Agreement) to TSP Holdings, LLC (“TSP”) as contemplated by Section 6.14(c) of the TCA Purchase Agreement.

(b)           Except as otherwise provided herein, each Seller’s obligations under this Agreement are the several, and not joint, obligations of such Seller and no such Seller shall have any obligation or liability for the performance or non-performance by the other Sellers of such other Seller’s obligations under this Agreement.

Section 2.02         Purchase Price

(a)           The “Purchase Price” shall be an amount equal to:

(i)            Six Hundred Twenty-Four Million Four Hundred Thousand Dollars ($624,400,000);

(ii)           minus the aggregate amount of Indebtedness of the Company and the Company Subsidiaries outstanding immediately prior to the Closing under (but without duplication) the 2014 Prepayment Loan, the Credit Facility Loan and the Covenant Defeasance Loan, but excluding, in each case, the amount of any such loan used to pay Debt Restructuring Costs;

(iii)          minus to the extent paid by Purchaser prior to the Closing or a current liability of Purchaser on the Closing Date, 50% of Debt Restructuring Costs, exclusive of any Debt Restructuring Costs incurred in connection with or related to the defeasance of the Operating Company Notes;

(iv)          plus, to the extent paid by the Company or any Company Subsidiary prior to the Closing or a current liability of the Company or any Company Subsidiary on the Closing Date, (x) 50% of the Debt Restructuring Costs, exclusive of any Debt Restructuring Costs incurred in connection with or related to the defeasance of the Operating Company Notes and (y) 100% of the Debt Restructuring Costs incurred in connection with or related to the defeasance of the Operating Company Notes;

(v)           plus, to the extent paid by the Company or any Company Subsidiary prior to the Closing or a liability of the Company or any Company Subsidiary on the Closing Date, an amount equal to all Reimbursable Costs;

(vi)          minus the Cardwell Payment, which amount shall be paid at the Closing as directed by the Cardwell Group;

(vii)         minus the “TSP Reduction Amount” (defined in the TCA Purchase Agreement);

(viii)        minus the aggregate amount of “Transferred Leased Property Adjustments” (defined in the TCA Purchase Agreement) added to the calculation of the “Aggregate Purchase Price” (defined in the TCA Purchase Agreement) pursuant to Section 2.02(a)(vii) of the TCA Purchase Agreement; and

(ix)           minus the aggregate amount of any Transfer Taxes otherwise payable by Sellers pursuant to Section 11.04 which Sellers request Purchaser pay on their behalf at Closing.

(b)           Notwithstanding, if upon the final determination of the “Aggregate Purchase Price” (defined in the TCA Purchase Agreement) pursuant to Section 2.03 of the TCA Purchase Agreement;

(i)            the aggregate amount added to the Purchase Price pursuant to Section 2.02(a)(iv) and (a)(v) is less than an amount (the “TCA Adjustment”) equal to the sum of (a) the amount of “HPT Reimbursable Costs” (defined in the TCA Purchase Agreement) added to current liabilities in the calculation of “Actual Net Working Capital” (defined in the TCA Purchase Agreement) plus (b) Debt Restructuring Costs added to current liabilities in the calculation of such “Actual Net Working Capital” minus an amount equal to 50% of such Debt Restructuring Costs to the extent not incurred in connection with or related to the defeasance of the Operating Company Notes (a “Payment Shortfall”) then within five (5) Business Days of the final determination of the Aggregate Purchase Price under the TCA Purchase Agreement, Purchaser shall pay the Payment Shortfall to Sellers; or

(ii)           the aggregate amount added to Purchase Price pursuant to Section 2.02(a)(iv) and (a)(v) is more than the TCA Adjustment (an “Excess Payment”), then within five (5) Business Days of the determination of the Aggregate Purchase Price under the TCA Purchase Agreement, Sellers shall pay the Excess Payment to Purchaser.

Section 2.03         Escrow Agreement and Escrow Fund.

At or prior to the Closing, Purchaser, TCA, the Sellers Representative and The Bank of New York (the “Escrow Agent”) shall enter into an Escrow Agreement substantially in the form of Exhibit B or in such other form consistent with the terms of this Agreement or as may be acceptable to the parties thereto (the “Escrow Agreement”).  The Escrow Agreement shall provide for the creation of an escrow fund (the “Escrow Fund”) consisting of Ten Million Dollars ($10,000,000) (the “Escrow Amount”) to be funded pursuant to the TCA Purchase Agreement and applied, in part, to the satisfaction of Sellers’ liabilities for indemnification pursuant to Article IX and the liabilities of “Sellers” (defined in the TCA Purchase Agreement) for indemnification under the TCA Purchase Agreement.

Section 2.04         Tax Withholding.

Except to the extent such withholding is required as a result of a change after the date of this Agreement in any Law (or the judicial or administrative interpretation thereof) relating to withholding, Purchaser will be entitled to deduct and withhold from the Purchase Price, the TSP Payment Amount and the Cardwell Payment otherwise payable pursuant to this Agreement to any Person with respect to the transfer of  Operating Company Interests only to the extent permitted under Section 6.15 hereof.  To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to such Person in respect of which such deduction and withholding was made.  Each Seller agrees, severally, to indemnify, reimburse and hold harmless Purchaser, the Company, the Operating Company and their respective Affiliates with respect to any liability for failure to withhold any amount as a result of this Section 2.04 (whether or not Purchaser was entitled to withhold under this Section 2.04), including any Taxes, interest and penalties imposed on or payable by such Persons in respect of any failure to withhold as a result of the application of this Section 2.04.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding sections or subsections of the disclosure letter (the “Company Disclosure Letter”) delivered by Sellers to Purchaser concurrently with the execution of this Agreement (it being understood that any matter disclosed in any section of the Company Disclosure Letter will be deemed to be disclosed in any other section of the Company Disclosure Letter to the extent that it is readily apparent on the face of such disclosure that such disclosure is applicable to such other section), or as and to the extent set forth in the SEC Reports filed prior to the date of this Agreement, the Company represents and warrants to Purchaser as follows:

Section 3.01         Organization; Business of the Company.

(a)           The Company is a limited partnership or other entity duly organized, validly existing and (to the extent the concept of good standing is applicable to such entity) in good standing under the laws of the jurisdiction of its incorporation or organization and has full partnership (or other entity) power and authority to conduct its business as it is now being conducted and to own, operate or lease the properties and assets it currently owns, operates or leases.  The Company is duly qualified or licensed to do business and is in good standing as a foreign entity in each jurisdiction where such qualification or licensing is necessary, except where the failure to so qualify or be so licensed would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect.

(b)           Purchaser has been provided complete and correct copies of the currently effective Organizational Documents of the Company and Petro GP.

(c)           Except for the ownership of its equity interests in the Operating Company and in the REIT Subsidiary, Petro Holdings Financial Corporation (“Petro Financial”) and Petro Holdings GP, L.L.C. (“Petro GP”) or as set forth in Section 3.01(c) of the Company Disclosure Letter, the Company conducts no material business and does not own, lease or license any material properties or material assets and has never had any employees.  Except as set forth in Section 3.01(c) of the Company Disclosure Letter, neither Petro Financial nor Petro GP conducts any business or owns, leases or licenses any material properties or material assets and neither has ever had any employees.  Each Special Purpose Subsidiary has been formed solely for the purpose of acquiring assets pursuant to Sections 6.13 and 6.14(c) of the TCA Purchase Agreement, and other than acquiring such assets, and in the case of the REIT Subsidiary, the ownership of its equity interest in the LLC Subsidiary, neither Special Purpose Subsidiary has ever conducted any business, owned or leased any properties or assets, had any employees, or been a party to or bound by any contract (other than their Organizational Documents).

Section 3.02         Subsidiaries.

Except for the REIT Subsidiary, the Operating Company, Petro Financial and Petro GP, the Company has no directly owned Subsidiaries or direct equity interests in any other entity.

Section 3.03         Capitalization.

(a)           The classes of Company Interests are as set forth in Section 3.03(a) of the Company Disclosure Letter and all Company Interests are owned by Sellers as set forth in Section 3.03(a) of the Company Disclosure Letter, and except as set forth in Section 3.03(a) of the Company Disclosure Letter, such Company Interests are free and clear of any Liens (other than Permitted Liens) or any other limitations or restrictions on such Company Interests (including any limitation or restriction on the right to vote, pledge, sell or otherwise dispose of such Company Interests).  Upon consummation of the transactions contemplated by this Agreement, at the Closing Purchaser will acquire all of the Company Interests, free and clear of all Liens other than those created by Purchaser.  Except for the options to acquire common limited partnership interests of the Company identified in Section 3.03(a) of the Company Disclosure Letter (the “Company Options”) and the Petro Warrants, there are no authorized or outstanding options, warrants, convertible securities, calls, rights, commitments, preemptive rights or agreements or instruments or understandings of any character, to which the Company is a party or by which the Company is bound, obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, contingently or otherwise, additional equity interests or any securities or obligations convertible into or exchangeable for additional equity interests or to grant, extend or enter into any such option, warrant, convertible security, call, right, commitment, preemptive right or agreement.  Immediately following the Closing, each of the Petro Warrants shall be outstanding and each shall have been exchanged for shares of common stock of Warrant Co. in the manner provided in Section 8(b) of the Petro Warrant Agreement.

(b)           All of the equity interests of the LLC Subsidiary are owned by the REIT Subsidiary and all of the equity interests of Petro Financial and Petro GP are owned by the Company and except as set forth in Section 3.03(b) of the Company Disclosure Letter, such equity interests are free and clear of any Liens (other than Permitted Liens) or any other limitations or restrictions on such equity interests (including any limitation or restriction the right to vote, pledge, sell or otherwise dispose of such equity interests).  There are no authorized or outstanding options, warrants, convertible securities, calls, rights, commitments, preemptive rights or agreements or instruments or understandings of any character, to which Petro Financial or Petro GP is a party or bound, or to the Company’s knowledge, to which either Special Purpose Subsidiary is a party or bound, obligating Petro Financial, Petro GP or such Special Purpose Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, contingently or otherwise, additional equity interests or any securities or obligations convertible into or exchangeable for additional equity interests or to grant, extend or enter into any such option, warrant, convertible security, call, right, commitment, preemptive right or agreement.

(c)           All outstanding Company Interests and all shares of stock or other equity interests of each of Petro Financial and Petro GP have been duly authorized and validly issued and are fully paid and non-assessable.  Except as set forth in Section 3.03(c) of the Company Disclosure Letter, there are no agreements or instruments or understandings of any character, obligating the Company or Petro Financial or Petro GP to make any loans or capital contributions to or to guaranty or pay or provide credit support for the liabilities of any Person, whether on account of its ownership of equity interests in such Person or otherwise.

Section 3.04         Authorization.

The Company and each Seller has full power and authority or capacity (including all partnership or other entity power and authority) to execute and deliver into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by the Company and each Seller and the consummation by them of the transactions contemplated hereby have been duly and validly authorized by all necessary action by each Seller and the Company and no other proceedings on the part of the Company or any Seller are necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Company and each Seller, and assuming due authorization, execution and delivery by each other party hereto, constitutes a legal, valid and binding obligation of the Company and such Seller, enforceable against the Company and such Seller in accordance with its terms, except as such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws relating to creditors’ rights generally, (ii) general principles of equity (whether applied in a proceeding at law or in equity) and (iii) any implied covenant of good faith and fair dealing.

Section 3.05         No Violation.

Except as set forth in Section 3.05 of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company and Sellers do not, and the consummation of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation of or default under, any provision of the Company’s or any Company Subsidiary’s or any Seller’s Organizational Documents; (ii) assuming the consents, approvals, orders and authorizations contemplated by Section 3.06 have been obtained or made, conflict with or result in any violation of or default under, any Law or Judgment applicable to the Company or any Company Subsidiary or any Seller or to which any of their property is subject; or (iii) conflict with, or, with or without notice or the lapse of time, result in a breach, termination (or right of termination) or violation of or default under the terms of any agreement, contract, indenture or other instrument to which the Company or any Company Subsidiary or any Seller is a party or subject or to which any of their property is subject, except with respect to clauses (ii) and (iii), where the conflict, violation, default, breach, termination or right of termination would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.06         Approvals.

Except as set forth in Section 3.06 the Company Disclosure Letter, the execution and delivery of this Agreement by Sellers and the Company and the consummation by them of the transactions contemplated by this Agreement do not require any consent, approval, order or authorization of any Person under any Material Contract or any Law or Judgment and, to the Company’s knowledge, no declaration, filing or registration with any Governmental Entity is required by the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement and the consummation of transactions contemplated by this Agreement, except for those consents, approvals, orders, authorizations, declarations, filings or registrations the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect; provided further, however, that the Company makes no representations or warranties with respect to any consents, approvals, orders, authorizations, declarations, filings or registrations that may be required with respect to Permits.

Section 3.07         Financial Statements.

(a)           Purchaser has been provided with copies of the following consolidated financial statements of the Company and the Company Subsidiaries (collectively, the “Financial Statements”):  (i) the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2006 and December 31, 2005 and the related statements of income and cash flows for each of the three years in the period ending December 31, 2006 (together with the notes thereto); and (ii) the unaudited consolidated balance sheet (the “Company Balance Sheet”) of the Company and the Company Subsidiaries as of March 31, 2007 (the “Balance Sheet Date”) and the related unaudited statements of income and cash flows for the three (3) month period ending on the Balance Sheet Date.  The Financial Statements (i) present fairly in all material respects the consolidated financial condition and results of operations of the Company and the Company Subsidiaries as of the dates thereof or for the periods covered thereby, except as otherwise noted therein (subject, in the case of the unaudited Financial Statements, to the absence of notes and normal year-end adjustments and to any other adjustments described therein) and (ii) have been prepared in all material respects in accordance with GAAP applied on a consistent basis for the periods involved (except as may be indicated in the notes thereto or as described in Section 3.07 of the Company Disclosure Letter).

(b)           Except as set forth in Section 3.07 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any Liabilities, other than Liabilities (i) that have been specifically disclosed or accrued or reserved against in the Company Balance Sheet, (ii) that have been incurred in the ordinary course of business and consistent with past practices since the date of the Company Balance Sheet, (iii) of the type that are not required by GAAP to be included in or in the notes to a consolidated balance sheet of the Company and the Company Subsidiaries prepared in accordance with GAAP, (iv) relating to operating leases incurred in accordance with the terms of such operating leases in the ordinary course of business, (v) Liabilities incurred under this Agreement or in connection with the transactions contemplated by this Agreement, (vi) Liabilities that have been or will be discharged or paid in full prior to the Closing, and (vii) for future performance under any contracts, agreements, commitments, leases, sales contracts and other agreements to which the Company or any Company Subsidiary is a party or bound that were entered into in the ordinary course of business, and which with respect to clauses (ii), (iii), (iv), (vi) and (vii), as have not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and the Company Subsidiaries, taken as a whole.

Section 3.08         Absence of Certain Transactions.

(a)           Except as set forth in Section 3.08 of the Company Disclosure Letter and except for the transactions expressly contemplated hereby, since the Balance Sheet Date, the Company and Petro GP have conducted their respective businesses in the ordinary course consistent with past practices.  Since the Balance Sheet Date, there have not been any events, changes, effects or developments which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Without limiting the foregoing, except as set forth in Section 3.08 of the Company Disclosure Letter and except for actions following the date of this Agreement undertaken in accordance with this Agreement, since the Balance Sheet Date to the date of this Agreement (i) neither the Company nor Petro GP has taken any action which would be prohibited by Section 6.01 if taken after the date hereof and (ii) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the Company’s or Petro GP’s assets (whether or not covered by insurance).

Section 3.09         Taxes.

(a)           Except as disclosed in Section 3.09(a) of the Company Disclosure Letter,

(i)            the Company is, and since its formation has, qualified as a partnership for federal, state and local income Tax purposes and is not, and has never been, a “publicly traded partnership” for purposes of Section 7704 of the Code or under any comparable provision of state or local Law;

(ii)           no Person has made an election for the Company, Petro GP or any Special Purpose Subsidiary to be treated as an association taxable as a corporation for federal, state or local income Tax purposes;

(iii)          all material Tax Returns that are required to be filed (taking into account all extensions) on behalf of or with respect to the Company or any Company Subsidiary have been timely filed with the applicable Governmental Entity and all such Tax Returns are correct and complete in all material respects and were prepared in accordance with all applicable Tax Laws;

(iv)          neither the Company nor any Company Subsidiary owns ten percent (10%) or more, by vote or value, of the stock, equity or other securities of any one issuer, except for stock, equity or other securities in entities that are wholly owned (directly or indirectly) by the Company;

(v)           each of the Company and each Company Subsidiary has paid when due all material Taxes due and payable whether or not shown on any Tax Return;

(vi)          the unpaid Taxes of the Company and each Company Subsidiary did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income and without regard to items set forth in the Company Disclosure Letter) set forth on the face of the Company Balance Sheet (disregarding any notes thereto) and will not exceed, as of the Closing Date, such reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income and without regard to items set forth in the Company Disclosure Letter) as adjusted for the passage of time through the Closing Date;

(vii)         neither the Company nor any Company Subsidiary has incurred any Tax Liability since the date of the Company Balance Sheet, other than a Tax liability in the ordinary course of business;

(viii)        neither the Company nor any Company Subsidiary has been notified in writing by any Governmental Entity of its intent to assess any additional Taxes for any period;

(ix)           none of the Tax Returns of the Company or any Company Subsidiary are now under audit or examination by any Governmental Entity;

(x)            no claim which currently remains unresolved has been made in writing by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns or pay Tax that the Company or such Company Subsidiary currently is or may be subject to taxation by that jurisdiction and neither the Company nor any Company Subsidiary has a permanent establishment in any foreign country or operates or conducts a business through a branch in any foreign country;

(xi)           there are no material Liens for Taxes upon any asset of the Company, any Company Subsidiary or any Special Purpose Subsidiary other than with respect to Taxes not yet due and payable;

(xii)          there are no outstanding agreements or waivers extending the statutory period of limitations applicable to the Tax Returns of the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary has requested or received any extension of time within which to file any Tax Return, which Tax Return has not yet been filed;

(xiii)         each of the Company and each Company Subsidiary has, within the time and manner prescribed by Law, withheld, paid over and reported all Taxes required to have been withheld, paid and reported in connection with the amounts paid or owing to any employee, independent contractor, creditor, partner, stockholder, member, foreign Person or other third party;

(xiv)        neither the Company nor any Company Subsidiary is a party to, is bound by or has any obligation under any Tax sharing agreement or similar arrangement;

(xv)         neither the Company nor any Company Subsidiary (i) is, or has been, a member of an affiliated group filing a consolidated federal income Tax Return, or (ii) has any liability for the Taxes of any entity under Treas. Reg. § 1.1502-6 (or any similar provision of Law), or as a transferee or successor, by contract or otherwise;

(xvi)        neither the Company nor any Company Subsidiary has agreed to make any adjustment pursuant to Section 481(a) of the Code (or any predecessor provision) or pursuant to any similar provision of Law, and neither the IRS nor any other taxing authority has proposed any such adjustment or change in accounting method;

(xvii)       neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 or Section 356 of the Code in (A) the five (5) years prior to the date of this Agreement or (B) a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement;

(xviii)      neither the Company nor any Company Subsidiary has ever entered into, or taken any deduction or received any Tax benefit arising with respect to, any “reportable transaction” as defined in Section 6707A(c) of the Code (or any comparable provision of state, local or foreign Tax Law);

(xix)         each Seller is, and each former partner (while such former partner was a partner) of the Company was, a “United States Person” as defined in Section 7701(a)(30) of the Code at all times while such Person is or was a partner of the Company;

(xx)          Purchaser has been provided complete and correct copies of all federal income Tax Returns and descriptions of all federal, state, local and foreign examination reports and statements of deficiencies assessed against or agreed to by the Company or any Company Subsidiary filed or received in respect of their 2003 through 2005 Taxable years; and

(xxi)         Petro GP is, and since its formation has, and will remain through the Closing Date, qualified as a disregarded entity under Treasury Regulation Section 301.7701-2 and -3 (and any comparable provision of state or local law) and Petro GP’s sole asset, other than cash and cash equivalents, is, and since its formation has been, and will remain a partnership interest in the Operating Company.

(b)           Section 3.09(b) of the Company Disclosure Letter contains a list of all jurisdictions in which the Company or any Company Subsidiary currently files Income Tax, sales and use, real property and fuel excise Tax Returns or pays Taxes (specifying such jurisdiction and the types of such Income Tax Returns or Taxes paid in such jurisdiction).

(c)           For purposes of this Section 3.9, any reference to the Company or any Company Subsidiary shall be deemed to include any entity that merged or was liquidated into such Person.

Section 3.10         Litigation.

Except as set forth in Section 3.10 of the Company Disclosure Letter and except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect; (i) there are no Proceedings pending, or to the Company’s knowledge, threatened against the Company or Petro GP by or before any arbitrator or Governmental Entity; and (ii) neither the Company nor Petro GP is a party to, or, to the Company’s knowledge, bound by any Judgments.

Section 3.11         Environmental Matters.

(a)           Except as set forth in Section 3.11(a) of the Company Disclosure Letter or as would not have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)            the Company and each Company Subsidiary have been, and are, in compliance with all applicable Environmental Laws, including requirements of Environmental Permits,

(ii)           the Company and each Company Subsidiary have all Environmental Permits and all such Environmental Permits are in full force and effect and there is no proceeding or investigation pending, or to the Company’s knowledge, threatened which would reasonably be expected to lead to the revocation, amendment, failure to renew, or suspension of any such Environmental Permit.  The Company and each Company Subsidiary has filed when due all documents required to be filed with any Governmental Entity in connection with such Environmental Permits and at the time of filing thereof all such filings were accurate and complete,

(iii)          there are no outstanding or to the Company’s knowledge, threatened claims against the Company or any Company Subsidiary (i) for damages or penalties relating to the presence, generation, transportation, treatment, storage or disposal of Hazardous Materials in, under or from any Transferred Owned Property, any Transferred Leased Property, or any property formerly owned, leased or operated by the Company or any Company Subsidiary; or (ii) otherwise arising under Environmental Law; and neither the Company nor any Company Subsidiary has received any written request for information from any Governmental Entity regarding the disposal or release of Hazardous Materials, except for such requests which have been resolved, and

(iv)          to the Company’s knowledge, neither the Company, any Company Subsidiary, nor any other Person has disposed of, spilled, or otherwise released any Hazardous Materials at any Transferred Owned Property, any Transferred Leased Property or any property formerly owned, leased or operated by the Company or any Company Subsidiary, other than in compliance with Environmental Laws and none of the

Company and the Company Subsidiaries has released Hazardous Materials at any other location which would reasonably be expected to result in liability under Environmental Law.

(b)           Except as set forth in Section 3.11(b) of the Company Disclosure Letter, to the Company’s knowledge, all Hazardous Materials generated by the Company or any Company Subsidiary have been stored, transported, treated and disposed of by transporters and/or treatment, storage and disposal facilities authorized under applicable Environmental Laws or maintaining valid Environmental Permits, and neither the Company nor any Company Subsidiary has disposed of, transported, or arranged for the disposal or transportation of any Hazardous Materials at or to any location at which there is or has been a release of Hazardous Materials which would reasonably be expected to result in liability to the Company or any Company Subsidiary under Environmental Law that would, individually or in the aggregate have, or reasonably be expected to have, a Company Material Adverse Effect.

(c)           None of the Transferred Owned Property or Transferred Leased Property is listed or, to the Company’s knowledge, proposed for listing on the National Priorities List promulgated under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or on any analogous list maintained by any Governmental Entity.

(d)           Purchaser has been provided correct and complete copies of all reports, studies, and analyses that are material and in the possession, custody or control of the Company or any Company Subsidiary and relate to compliance by the Company or any Company Subsidiary with Environmental Law or the presence of Hazardous Materials on any Transferred Owned Property or Transferred Leased Property.

(e)           Other than contracts for services related to environmental compliance and environmental terms of commercial contracts entered into in the ordinary course of business, neither the Company nor any Company Subsidiary has retained or assumed by contract any liability or responsibility for any environmental claims or conditions.

Section 3.12         Title to Property.

The representations and warranties of the Company and the Operating Company set forth in Section 3.12 of the TCA Purchase Agreement are true and correct subject to, and in accordance with the specific provisions of such Section 3.12.

Section 3.13         Personal Property.

(a)           On the Closing Date, the Company or a Special Purpose Subsidiary will have adequate title to or leasehold interest in all machinery, equipment and other personal property included in the assets distributed or assigned to the Company or a Special Purpose Subsidiary on the Closing Date pursuant to Sections 6.13 and 6.14(c) of the TCA Purchase Agreement free and clear of all Liens other than Permitted Liens, except where the failure to have such title or leasehold interest has not been, and would not, individually or in the aggregate, reasonably be expected to be, materially adverse to the Company and its Subsidiaries after the Closing Date, taken as a whole.

(b)           All buildings, machinery, equipment and other tangible assets distributed or assigned to the Company or a Special Purpose Subsidiary on the Closing Date pursuant to Sections 6.13 and 6.14(c) of the TCA Purchase Agreement are in good operating condition, maintenance and repair, ordinary wear and tear excepted, are usable in the ordinary course of business and are reasonably adequate and suitable for the uses to which they are being put, except as has not been, and would not, individually or in the aggregate, reasonably be expected to be, materially adverse to the Company and its Subsidiaries after the Closing Date, taken as a whole.

Section 3.14         Contracts.

(a)           Except as set forth in Section 3.14(a) of the Company Disclosure Letter, neither the Company nor Petro GP is a party to any written contracts, agreements, commitments, leases, sales contracts and other agreements material to any of the Company or Petro GP as of the date of this Agreement (collectively, “Material Contracts”).

(b)           Complete and correct copies of all Material Contracts as of the date hereof have been provided to Purchaser or their counsel.  Each of the Material Contracts is a valid and binding obligation of the Company or Petro GP, and to the Company’s knowledge, the other parties thereto.

(c)           Except as set forth in Section 3.14(c) of the Company Disclosure Letter, neither the Company nor Petro GP is, nor to the knowledge of Sellers is any other party, in default under any material term of any Material Contract.

Section 3.15         Employee and Labor Matters and Plans.

(a)           Except as set forth in Section 3.15(a) of the Company Disclosure Letter, the Company has at no time sponsored, maintained or contributed to any “employee pension plan” (as defined in Section 3(2) of ERISA), an ERISA Affiliate, or for the benefit of any current or former employee, director or officer: (i) any “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, whether or not subject to the provisions of ERISA; and (ii) any other employment, consulting, collective bargaining, stock option, stock bonus, stock purchase, phantom stock, incentive, bonus, deferred compensation, retirement, severance, change-in-control, fringe, insurance, disability, post-employment (including compensation, pension, health, medical or life insurance or other benefits), vacation, medical or dental contract, policy or arrangement which is not an employee benefit plan as defined in Section 3(3) of ERISA (each such plan, contract, policy and arrangement being herein referred to as an “Employee Plan”).

(b)           Neither the Company nor any ERISA Affiliate has participated in any multi-employer plan within the meaning of Section 3(37) of ERISA.  Neither the Company nor any ERISA Affiliate has sponsored any pension plan subject to Title IV of ERISA or Section XIL of the Code.  No event has occurred and no condition exists, with respect to any Employee Plan sponsored or maintained by any ERISA Affiliate that would reasonably be expected to subject the Company to any Tax, fine, Lien (other than Permitted Liens), penalty or other Liability imposed by ERISA, the Code or any other applicable Laws, which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(c)           Except as set forth in Section 3.15(c) of the Company Disclosure Letter and other than pursuant to the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or any equivalent state statute, neither the Company nor any ERISA Affiliate maintains any Employee Plan that provides benefits described in Section 3(1) of ERISA to any former employees or retirees of the Company or any of its ERISA Affiliates.

Section 3.16         Insurance Policies.

Section 3.16 of the Company Disclosure Letter contains a summary description of all material insurance policies of the Company and the Company Subsidiaries (the “Insurance Policies”) and each such policy is in full force and effect.  The Insurance Policies are customary and adequate in all material respects for companies of similar size in the industry and locales in which the Company and the Company Subsidiaries operate.  All premiums with respect to the Insurance Policies which are due and payable prior to the Closing have been paid, or will be paid prior to the Closing, and no written notice of cancellation or termination has been received by the Company with respect to any such policy.  Except as set forth in Section 3.16 of the Company Disclosure Letter, to the Company’s knowledge, there are no pending claims against the Insurance Policies by the Company or any Company Subsidiary (a) as to which the insurers have denied coverage or otherwise reserved rights in writing or (b) which are, individually or in the aggregate, reasonably likely to exceed the maximum amount of coverage provided by such insurance.

Section 3.17         Compliance with Laws.

Except as set forth in Section 3.17 of the Company Disclosure Letter, neither the Company nor Petro GP is in violation of, or has since January 1, 2006 violated or failed to comply with any Law (other than Laws with respect to Taxes which are addressed elsewhere in Article III) applicable to its business, operations and assets, except for violations and failures to comply that would not, individually or in the aggregate, have, or be reasonably expected to have, a Company Material Adverse Effect.

Section 3.18         Brokerage Fees.

None of Sellers or the Company or any Company Subsidiary has retained any financial advisor, broker, agent or finder or agreed to pay a financial advisor, broker, agent or finder on account of this Agreement or any transaction contemplated hereby or any transaction of like nature except for Banc of America Securities LLC, the fees of which will be paid by the Operating Company.

Section 3.19         Certain Payments.

During the past five years, neither the Company nor any Company Subsidiary has made any contribution, gift, bribe, payoff, influence payment, kickback or other similar payment to any Person, private or public, regardless of form, whether in money, property or services in violation of any applicable United States or foreign Law (a) to obtain favorable treatment in securing business, (b) to pay for favorable treatment for business secured, or (c) to obtain special concessions, in each case for or in respect of the Company, Petro Financial or Petro GP.

Section 3.20         No Other Representations or Warranties.

Except for the representations and warranties contained in this Article III and in Article IV, Purchaser acknowledges that none of Sellers, the Company or any other Person on their behalf makes any other express or implied representation or warranty with respect to Sellers, the Company or any Company Subsidiary and none of Sellers, the Company or any other Person on their behalf shall have any liability to Purchaser with respect to any other information provided to Purchaser (including projections, forecasts or management presentations) in connection with the transactions contemplated hereunder, and Purchaser has not relied on any other representation or warranty.  Neither the Company, any Company Subsidiary nor any Seller or any of their Affiliates have any liability to Purchaser or any other Person as a result of the distribution to or use by Purchaser of any such information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller hereby, individually and not jointly, represents and warrants to Purchaser:

Section 4.01         Organization; Business of the Company.

Such Seller is a natural person, or if a corporation or other entity, it is duly organized, validly existing and (to the extent the concept of good standing is applicable to such entity) in good standing under the laws of the jurisdiction of its incorporation or organization and has full corporate (or other entity) power and authority to conduct its business as it is now being conducted and to own, operate or lease the properties and assets it currently owns, operates or leases.

Section 4.02         Ownership of Company Interests.

Except as set forth in Section 3.03(a) of the Company Disclosure Letter, such Seller has legal and beneficial ownership of the Company Interests identified in Section 3.03(a) of the Company Disclosure Letter as being owned by it, free and clear of any Liens (other than Permitted Liens) or any other limitations or restrictions on such Company Interests (including any limitation or restriction on the right to vote, pledge, sell or otherwise dispose of such Interests).  Upon consummation of the transactions contemplated by this Agreement, Purchaser will acquire such Company Interests, free and clear of all Liens other than those created by Purchaser.

Section 4.03         Authorization.

Such Seller has full power and authority or capacity (including all corporate or other entity power and authority) to execute and deliver into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by such Seller and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary action by such Seller, and no other proceedings on the part of such Seller is necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by such Seller, and assuming due authorization, execution and delivery by each other party hereto, constitutes a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws relating to creditors’ rights generally, (ii) general principles of equity (whether applied in a proceeding at law or in equity) and (iii) any implied covenant of good faith and fair dealing.

Section 4.04         No Violation.

Except as set forth in Section 4.04 of the Company Disclosure Letter, the execution and delivery of this Agreement by such Seller does not, and the consummation by it of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation of or default under, any provision of the Seller’s Organizational Documents; (ii) assuming the consents, approvals, orders and authorizations contemplated by Section 4.05 have been obtained or made, conflict with or result in any violation of or default under, any Law or Judgment applicable to such Seller is a party or to which any of its property is subject; or (iii) conflict with, or, with or without notice or the lapse of time, result in a breach, termination (or right of termination) or violation of or default under the terms of any agreement, contract, indenture or other instrument to which or such Seller is a party or subject or to which any of its property is subject, except with respect to clauses (ii) and (iii), where the conflict, violation, default, breach, termination or right of termination would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

Section 4.05         Approvals.

The execution and delivery of this Agreement by such Seller, and the consummation by it of the transactions contemplated by this Agreement do not require any consent, approval, order or authorization of any Person under any agreement, contract, indenture or other instrument or Law or Judgment to which such Seller is a party or subject or any of its property is subject, and to such Sellers’ knowledge, other as contemplated by Section 3.06, no declaration, filing or registration with any Governmental Entity is required by such Seller in connection with the execution and delivery of this Agreement and the consummation of transactions contemplated by this Agreement, except for those consents, approvals, orders, authorizations, declarations, filings or registrations the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.06         U.S. Person.

Such Seller is a “United States person” within the meaning of Section 7701(a)(30) of the Code.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Sellers as follows:

Section 5.01         Organization.

Purchaser is duly organized, validly existing and in good standing under the laws of the state of its formation and has full corporate power and authority to conduct its business as it is now being conducted and to own, operate or lease the properties and assets it currently owns, operates or leases.

Section 5.02         Authorization.

Purchaser has all requisite trust power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby have been duly approved by all necessary trust action by Purchaser, and no other trust proceedings on the part of Purchaser are necessary to authorize this Agreement, to perform its obligations hereunder or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by each of the other parties, constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws relating to creditors’ rights generally, (ii) general principles of equity (whether applied in a proceeding at law or in equity) and (iii) any implied covenant of good faith and fair dealing.

Section 5.03         No Violation.

The execution and delivery of this Agreement by Purchaser does not, and the consummation by Purchaser of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation of or default under, any provision of Purchaser’s Organizational Documents; (ii) assuming the consents, approvals, orders and authorizations contemplated by Section 5.04 have been obtained or made, conflict with or result in any violation of or default under, any Law or Judgment applicable to Purchaser or to which any of its properties are subject; or (iii) conflict with, or, with or without notice or the lapse of time,  result in a breach, termination (or right of termination) or violation of or default under the terms of any agreement, contract, indenture or other instrument to which Purchaser is a party or subject or any of its property is subject except with respect to clauses (ii) and (iii) hereof, where the conflict, violation, default, termination or right of termination would not, or would not reasonably be expected to, prevent or materially delay the consummation of the transactions contemplated hereby.

Section 5.04         Approvals.

The execution and delivery of this Agreement by Purchaser and the consummation by it of the transactions contemplated by this Agreement do not require the consent, approval, order, or authorization of any Person under any agreement, contract, indenture or other instrument or Law or Judgment to which Purchaser is a party or subject or any of its property is subject, and, to Purchaser’s knowledge, no declaration, filing or registration with any Governmental Entity is required by Purchaser in connection with the execution and delivery of this Agreement and the consummation by it of the transactions contemplated by this Agreement, except for (i) filings required of Purchaser under securities laws; and (ii) those the failure of which to obtain or make would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

Section 5.05         Litigation.

There are no Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Affiliates by or before any arbitrator or Governmental Entity and neither Purchaser nor any of its Affiliates is bound by any Judgment which, in either case, would reasonably be expected, individually or in the aggregate, to prevent or materially delay the consummation of the transactions contemplated hereby.

Section 5.06         Available Funds.

Purchaser has sufficient funds for the payment of the Purchase Price and to perform its obligations under this Agreement.

Section 5.07         Brokerage Fees.

Purchaser has not retained any financial advisor, broker, agent or finder or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or any transaction contemplated hereby or any transaction of like nature.

Section 5.08         No Other Representations or Warranties.

Except for the representations and warranties contained in this Article V, Sellers and the Company acknowledge that neither Purchaser nor any other Person on behalf of Purchaser makes any other express or implied representation or warranty with respect to Purchaser or with respect to any other information provided to Sellers or the Company in connection with the transactions contemplated by this Agreement.

ARTICLE VI

COVENANTS

Section 6.01         Interim Operations of the Company.

(a)           From the date of this Agreement to the earlier of the Closing or termination of this Agreement, except as (w) required by Law, (x) specifically permitted or required by this Agreement or the TCA Purchase Agreement, (y) required by any contracts, agreements, commitments, leases, sales contracts and other agreements to which the Company or a Company Subsidiary is a party as of the date of this Agreement to the extent copies of which have been provided to Purchaser or (z) otherwise consented to in writing by Purchaser (not to be unreasonably withheld or delayed) (collectively, the “Permitted Operations”), the Company will conduct its business in all material respects in the ordinary course consistent with past practice and use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) keep available the services of its present officers, (iii) preserve its relationships with clients, suppliers, customers, distributors and others having significant business dealings with it, (iv) maintain all material licenses and material Permits required for the operation of its business in the ordinary course, (vi) maintain all material assets in good repair and condition other than those disposed of in the ordinary course of business consistent with past practices, (vii) maintain all Insurance Policies, and (viii) maintain its books of account and records in the usual, regular and ordinary manner.

(b)           Except with respect to the Permitted Operations, notwithstanding Section 6.01(a), the Company shall not from the date of this Agreement to the earlier of the Closing or termination of this Agreement pursuant to and in accordance with Section 8.02:

(i)            amend its Organizational Documents;

(ii)           merge or consolidate with, or acquire all or substantially all of the assets, or business of, any Person or other business organization or division thereof;

(iii)          redeem, repurchase, split, combine or reclassify its outstanding equity interests or declare, set aside, make or pay any dividend or other distribution in respect of its equity interests other than (A) distribution to Sellers of the proceeds received by the Company and Petro GP from the sale of the limited partnership interests of the Operating Company pursuant to the TCA Purchase Agreement or (B) the cancellation of Company Options as contemplated by Section 7.02(d) or (C) Tax distributions made in accordance with its Organizational Documents;

(iv)          issue or sell (or agree to issue or sell) any of its equity interests, or any options, warrants, conversion or other rights to purchase any of its equity interests or securities convertible into or exchangeable for such equity interests (other than upon the exercise or conversion of options, warrants or convertible securities outstanding on the date hereof), or grant, or agree to grant, any such options or modify or alter the terms of any of the above; provided, however, the Company may amend the terms of the Company Options to the extent necessary to satisfy its obligation pursuant to Section 7.02(d);

(v)           (A) incur any Indebtedness (B) issue or sell any debt securities, (C) vary the material terms of any contract, agreement, commitment or arrangement with respect to Indebtedness or any debt securities, or (D) other than in the ordinary course of business enter into, modify in any material respect or terminate any Material Contract;

(vi)          take any steps to mortgage or pledge to secure any obligation, or subject to any Lien (other than Permitted Liens), any of its properties other than pursuant to the terms of the Indebtedness set forth in Schedule 1.01(c) as in effect on the date hereof;

(vii)         grant to any present or former director, officer or consultant any compensation or benefits in any form, or any severance or termination pay, or make any loan to or enter into any employment agreement, collective bargaining agreement or arrangement with any such Person;

(viii)        hire any Person or adopt or enter into any employee benefit plan, program or arrangement;

(ix)           commence any voluntary petition, proceeding or action under any bankruptcy, insolvency or other similar Laws;

(x)            make or institute any material change in its accounting procedures or practices from those in effect as of December 31, 2006 unless mandated by GAAP;

(xi)           make, revoke or change any material Tax election (other than elections with respect to the Company (A) that are with respect to Income Taxes reported on the Partnership Tax Returns of the Company, (B) have no effect with respect to Tax matters of the Company or any Company Subsidiary after the Closing Date and (C) that do not relate to any Company Subsidiary that is treated as a corporation for purposes of any Income Tax) or settle or compromise any material Tax Liability of the Company or any Company Subsidiary;

(xii)          sell, lease, transfer or otherwise dispose of any of its assets other than as contemplated by the TCA Purchase Agreement, or (B) enter into, or consent to the entering into of, any agreement granting a preferential right to sell, lease or otherwise dispose of any of such assets;

(xiii)         incur or commit to incur any capital expenditures,

(xiv)        compromise or settle any material litigation;

(xv)         compromise or settle any material claim;

(xvi)        take or knowingly omit to take, or knowingly permit to be taken, any action that would cause those representations and warranties of the Company and the Operating Company set forth in the second sentence of Section 3.12(a) of the TCA Purchase Agreement or the second sentence of Section 3.12(b) of the TCA Purchase Agreement to be untrue as if such representations and warranties were made as of the Closing, other than actions taken pursuant to Sections 6.13 or 6.14(c) of the TCA Purchase Agreement; or

(xvii)       authorize or agree to take any of the actions set forth in the foregoing subparagraphs (i) through (xvi).

Notwithstanding any provision contained in this Agreement, any action taken by the Company which is permitted under this Section 6.01 shall not constitute a misrepresentation or breach of any representation, warranty or covenant.

Section 6.02         Access to Information.

From the date of this Agreement to the earlier of the Closing or the termination of this Agreement, the Company and each Company Subsidiary shall upon reasonable notice, (a) afford to the officers, employees, accountants, counsel and other representatives of Purchaser reasonable access, during normal business hours, to all of the properties, books, contracts, commitments and records of the Company and each Company Subsidiary and to their agents, accountants and counsel; provided that nothing herein shall require the provision of such access to the extent it would interfere unreasonably with the normal business or operations of the Company or the Company Subsidiaries and (b) furnish to the officers, employees, agents, accountants, counsel, financing sources and representatives of Purchaser such additional financial and operating data and other information regarding the assets, properties, liabilities and goodwill of the Company and the Company Subsidiaries as Purchaser may from time to time reasonably request in connection with the transactions contemplated by this Agreement.  Prior to Closing, Purchaser will hold and treat and will cause its officers, employees, auditors and other authorized representatives to hold and treat in confidence all documents and information concerning the Company and the Company Subsidiaries, and provided to Purchaser in connection with the transactions contemplated by this Agreement in accordance with the provisions of the existing confidentiality agreements between the Company and Purchaser dated as of February 28, 2007 (collectively the “Confidentiality Agreement”), provided public disclosure which Purchaser or any of its Affiliates are advised by counsel is required by Law or the rules of any national securities exchange or automated quotation system to be disclosed by Purchaser or any of its Affiliates shall not be deemed a violation of Purchaser’s obligations under this Section 6.02 or under the Confidentiality Agreement.  Notwithstanding the foregoing, nothing contained herein shall require the Company or the Company Subsidiaries to disclose or otherwise provide any information if such disclosure would (i) jeopardize any attorney-client or other legal privilege, or (ii) contravene any applicable Law or any binding agreement entered into by the Company or the Company Subsidiaries (including any confidentiality agreement to which the Company or any Company Subsidiary is a party).

Section 6.03         Consents and Approvals.

(a)           Subject to the terms and conditions of this Agreement, each Seller, the Company and Purchaser shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, (i) to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement and the transactions contemplated by this Agreement by any Governmental Entity (which actions shall include furnishing all information required by applicable Law in connection with approvals of or filings with any Governmental Entity), (ii) to obtain any other Requisite Regulatory Approvals in connection with the transactions contemplated by this Agreement or the taking of any action contemplated by this Agreement, and (iii) to take any action necessary to defend vigorously, lift, mitigate or rescind the effect of any litigation or administrative proceeding involving any Governmental Entity adversely affecting this Agreement or the transactions contemplated by this Agreement, including promptly appealing any adverse court or administrative decision.

(b)           Without limiting the generality of the undertakings and subsection (a) of this Section 6.03 and subject to appropriate confidentiality protections, each party shall furnish to the other parties such necessary information and reasonable assistance as the other party may request in connection with the foregoing.

Section 6.04         Publicity.

Prior to the Closing, none of the Company, Sellers or Purchaser or any of their agents or representatives shall issue or cause the publication of any press release or other public statement or announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of Sellers and Purchaser (such consent not to be unreasonably withheld or delayed), except as may be required by Law, or by the rules of any national securities exchange or automated quotation system to which the Purchaser or any Affiliate of Purchaser is or becomes subject provided, that Purchaser has provided a draft to the Company and a reasonably opportunity to review and comment (not to be unreasonably delayed), Purchaser may issue such press releases or other public statements or announcements as it reasonably determines necessary and advisable in connection with its investor relations program, conducted in the normal course, without the prior approval of the Company.

Section 6.05         Notification of Certain Matters.

From the date of this Agreement until the earlier of the Closing or termination of this Agreement:

(a)           each party shall give prompt notice to the other parties of the occurrence or non-occurrence of any event or events the occurrence or non-occurrence of which, individually or in the aggregate, would make the timely satisfaction of any of the conditions set forth in Article VII impossible or unlikely; and

(b)           If prior to the Closing, the Company has knowledge of any event, condition, fact or circumstance that existed on the date hereof and was required to be disclosed on the Company Disclosure Letter as of the date hereof and was omitted from the Company Disclosure Letter, then the Company shall promptly deliver to Purchaser an update to the Company Disclosure Letter specifying such change.  No such update shall be deemed to supplement or amend the Company Disclosure Letter for the purpose of determining whether any of the conditions set forth in Section 6.02 have been satisfied.  This Section 6.05 shall not constitute a covenant or agreement for the purposes of Sections 7.02(b) or 7.03(b).

Section 6.06         Directors’ and Officers’ Indemnification.

(a)           From and after the Closing, the Company will indemnify and hold harmless each present and former director or officer of the Company (individually a “Covered Party” and collectively the “Covered Parties”), with respect to any Proceedings and/or damages, penalties, Judgments, assessments, losses, costs and expenses (including, but not limited to, attorneys’ fees) based in whole or in part on, or arising in whole or in part out of any matter arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the Company is permitted under applicable Law.  In the event of any such Proceeding, (i) each Covered Party will be entitled to advancement of expenses incurred in the defense of any Proceeding from the Company within ten Business Days of receipt by Purchaser from the Indemnified Party of a request therefor, (ii) neither Purchaser nor the Company shall settle, compromise or consent to the entry of any Judgment in any existing or threatened Proceeding with respect to which indemnification has been sought by such Covered Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Covered Party from all Liability arising out of such Proceeding or such Covered Party otherwise consents, and (iii) Purchaser and the Company shall cooperate in the defense of any such matter.

(b)           The Organizational Documents of the Company shall contain provisions no less favorable with respect to indemnification and exculpation of Covered Persons than are presently set forth in the Company’s Organizational Documents, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Closing in any manner that would adversely affect the rights thereunder of any Covered Person.

(c)           If the Company or any of its successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving company of such consolidation or merger, or (ii) shall transfer all or substantially all of its assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company shall assume all of the obligations of the Company set forth in this Section 6.06.

(d)           The provisions of this Section 6.06 are intended to be in addition to the rights otherwise available to the current and former officers and directors of the Company by Law, or under any employee plan or other agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Covered Parties and their heirs and legal representatives.

Section 6.07         Additional Agreements.

Subject to the terms and conditions of this Agreement, each party hereto agrees to execute such further instruments or documents as the other parties hereto may from time to time reasonably request in order to confirm or carry out the transactions contemplated by this Agreement; provided that no such instrument or document shall expand a party’s liability beyond that contemplated in this Agreement.

Section 6.08         No Solicitation or Negotiation.

The Company and Sellers agree that from the date of this Agreement to the earlier of the Closing or the termination of this Agreement, none of Sellers and the Company shall, and each shall use commercially reasonable efforts to cause their respective directors, officers, employees and representatives not to, directly or indirectly (i) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person relating to (A) any acquisition or purchase of all or any material portion of the Company’s or any Company Subsidiary’s business or assets or any Interests or other equity interests of any Company Subsidiary or (B) any merger, consideration or other business combination with any of the Company or any Company Subsidiary, (ii) participate in any discussions, negotiations and other communications, regarding or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing or (iii) consider, entertain or accept any proposal from any Person to do any of the foregoing; provided that notwithstanding anything herein to the contrary, any actions taken by the Company or a Company Subsidiary in accordance with or otherwise permitted by Section 6.01 shall not be deemed to be a violation of this Section 6.08.

Section 6.09         Repayment/Repurchase of Outstanding Indebtedness.

(a)           Provided HPT makes the 2014 Prepayment Loan, the Company shall, prior to any of the transfers contemplated by Section 6.13 of the TCA Purchase Agreement, take or cause to be taken all action necessary under the 2014 Indenture to cause all of the 2014 Notes to be redeemed not later than 45 days following the Closing and to satisfy and discharge the 2014 Indenture and all of the 2014 Notes in accordance with the 2014 Indenture (including Section 9.1 of the 2014 Indenture) on the Closing Date.  Immediately prior to the closing under the TCA Purchase Agreement (the “TCA Closing”) and prior to any of the transfers contemplated by Section 6.13 of the TCA Purchase Agreement (but subject to the receipt of evidence satisfactory to Purchaser that all conditions to the discharge of the 2014 Indenture and the 2014 Notes under Section 9.1 of the 2014 Indenture, including the delivery of the officers certificate and opinion of Company counsel required to be delivered to the trustee under Section 9.1 of the 2014 Indenture, will be satisfied immediately upon the making of such loan), Purchaser will loan (the “2014 Prepayment Loan”) to the Company in immediately available funds an amount sufficient to discharge of the 2014 Indenture on the Closing Date.

(b)           If the Operating Company obtains the “Credit Facility Notice Waiver” (defined in the TCA Purchase Agreement), then immediately prior to the TCA Closing and prior to any of the transfers contemplated by Section 6.13 of the TCA Purchase Agreement, Purchaser will loan (the “Credit Facility Loan”) to the Operating Company in immediately available funds an amount sufficient to repay in full all outstanding indebtedness under the Credit Facility (including any breakage costs, fees, expenses, costs, commitment fees, penalties, and other amounts payable to the Credit Facility Agent or the Credit Facility Lenders under the Credit Facility but excluding any amounts required to cash collateralize any letters of credit that will remain outstanding under the Credit Facility), and to otherwise terminate the commitments and agreements evidencing the Credit Facility and obtain the release of all liens and guaranties securing such obligations and the Company will cause the Operating Company on the Closing Date and immediately prior to the TCA Closing to pay such amount to the Credit Facility Agent for such purposes.

(c)           Purchaser will loan (the “Covenant Defeasance Loan”) to the Operating Company on the Closing Date funds sufficient to, and the Company will cause the Operating Company prior to any of the transfers contemplated by Section 6.13 of the TCA Purchase Agreement to use such funds to, effect a covenant defeasance of the Operating Company Indenture pursuant to Article IX of the Operating Company Indenture on the Closing Date based on a redemption of the Operating Company Notes on February 15, 2008.

(d)           It shall be a condition of Purchaser’s obligation to make the 2014 Prepayment Loan, the Credit Facility Loan, and the Covenant Defeasance Loan, or any of them, that all conditions to the obligations of TCA and the “Sellers” (defined in the TCA Purchase Agreement) under the TCA Purchase Agreement (other than any conditions that, by their terms, cannot be satisfied until the TCA Closing) have been satisfied or waived by the party entitled to the benefit thereof.

(e)           Each of the 2014 Prepayment Loan, the Credit Facility Loan, and the Covenant Defeasance Loan, if made, shall bear interest, in arrears, at the annual rate of 6% and shall be payable on demand on or after the first Business Day following the Closing Date or termination of this Agreement.

(f)            At or prior to the TCA Closing all Intercompany Indebtedness (other than Intercompany Indebtedness between the Operating Company and its Subsidiaries) shall be repaid in full.

Section 6.10         No Control of Other Party’s Business.

Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the Company’s or any Company Subsidiary’s operations prior to the Closing, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Purchaser’s or any of its Subsidiary’s operations prior to the Closing.  Prior to the Closing, the Company and Purchaser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.11         Additional Financial Statements.

If required by the Securities Act, so long as the out-of-pocket costs and expenses of the Company in connection therewith are included in Reimbursable Costs, promptly upon request of Purchaser at any time prior to the earlier of the Closing and termination of this Agreement, (a) the Company shall request that KPMG LLP (“KPMG”), its independent accountants, prepare consolidated balance sheets and statements of income, cash flows and results of operations (the “Additional Financial Statements”) for the Company (and any and all documents and consents related thereto) which comply with Regulation S-X under the Securities Act, for inclusion in any registration statement or other public filing of Purchaser or any Affiliate of Purchaser under the Securities Act or the Exchange Act, and any other offering circular or document used by Purchaser or any Affiliate of Purchaser in any other offering of securities, whether public or private, (b) the Company shall use its commercially reasonable efforts to cause KPMG to cooperate with Purchaser in connection with the foregoing (including, without limitation, using commercially reasonable efforts to cause KPMG to deliver so-called “comfort letters,” written consents and representation letters relating to the foregoing).  Without limiting the generality of the foregoing, the Company agrees that, upon reasonable notice from Purchaser at any time prior to the earlier of the Closing and termination of this Agreement, it will (y) consent to the use of such Additional Financial Statements in any such registration statement, document or circular and (z) execute and deliver, and cause its officers to execute and deliver (if required), such “representation” letters as are customarily delivered in connection with audits and as KPMG and Purchaser’s independent accountants may reasonably request under the circumstances.  Purchaser shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective officers, employees, representatives and advisors, including legal and accounting, from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with compliance with this Section 6.11 and any information utilized in connection therewith; provided, however, the foregoing shall not be deemed to limit any rights to indemnification any of the parties hereto may have pursuant to Article IX herein.

Section 6.12         Transfers of Assets.

The Company shall cause the Operating Company to make the distributions and assignments contemplated by Section 6.13 of the TCA Purchase Agreement in accordance therewith immediately following the consummation of the transactions contemplated by Section 6.9, but prior to the TCA Closing, and contemporaneously the Company and Petro GP shall contribute to the Operating Company all of its assets other than assets that would be “Transferred Assets” (defined in the TCA Purchase Agreement) if owned by the Operating Company, including the Company’s equity interests in Petro Financial, but excluding the Company’s equity interests in Petro GP and the REIT Subsidiary.

Section 6.13         Real Property Matters.

Prior to the Closing, the Company and the Company Subsidiaries shall reasonably cooperate with Purchaser in connection with Purchaser’s procurement of surveys and/or title insurance policies insuring title to the Transferred Owned Properties (including the property identified in Schedule 6.14(c) of the TCA Purchase Agreement) and leasehold title to the Transferred Leased Properties (excluding the property identified in Schedule 6.14(c) of the TCA Purchase Agreement), including without limitation, executing, or causing the Company, any Company Subsidiary and any member of the Cardwell Group to execute, any reasonable and customary certificates, affidavits or other documents (such as non-imputation affidavits) required by title companies issuing such policies.

Section 6.14         Conduct of Business of Purchaser.

Purchaser agrees that, between the date of this Agreement and the earlier of the Closing and termination of this Agreement, it shall not, directly or indirectly, take any action (i) to cause its representations and warranties set forth in Article V to be untrue in any material respect; or (ii) that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Purchaser to consummate the transactions contemplated by this Agreement.

Section 6.15         Section 1445 Certifications and IRS Form W-9.

Each Seller shall, and the Cardwell Group shall cause TSP to, prior to the Closing, deliver or cause to be delivered to Purchaser (i) a certification, in a form reasonably satisfactory to Purchaser, that such Person is not a foreign person in accordance with the Treasury Regulations under Section 1445 of the Code and (ii) a valid IRS Form W-9 indicating that no back-up withholding is required.  If any such Person has not provided such certifications and IRS Form W-9 to Purchaser on or before the Closing Date, Purchaser shall be permitted to deduct and withhold from the dollar amount payable to such Person under this Agreement an amount equal to any required withholding Tax under Section 1445 of the Code or any applicable back-up withholding, which withheld amounts shall be promptly paid over to the relevant Governmental Entity and will be treated for all purposes hereof as having been paid to such Person in respect of which such deduction and withholding was made.

Section 6.16         Tax Sharing Agreements.

All Tax sharing agreements or similar agreements (including without limitation any obligation to make tax distributions) with respect to or involving the Company or any Company Subsidiary shall be terminated as of the Closing Date and, after the Closing Date, no such Person shall be bound thereby or have any liability thereunder.

ARTICLE VII

CONDITIONS

Section 7.01         Conditions to the Obligations of All Parties.

The respective obligations of each Seller and Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or, if permissible, waiver by the party for whose benefit such conditions exist) at or prior to the Closing of the following condition: there shall not be any Judgment or Law restraining, enjoining or prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that no party hereto may invoke this condition unless and until such party has complied with its obligations under Section 6.03.

Section 7.02         Conditions to the Obligations of Purchaser.

The obligation of Purchaser to consummate the purchase of the Company Interests is subject to the satisfaction (or waiver by Purchaser, as applicable) at or prior to the Closing of the following further conditions:

(a)           the representations and warranties of the Company contained in Article III and of each Seller contained in Article IV shall be true and correct when made and at and as of the Closing as if made at and as of the Closing (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and correct as of such date or with respect to such period), except where the failure of such representations or warranties to be true and correct (without giving effect to any “materiality” or “Company Material Adverse Effect”) qualifiers set forth in such representations and warranties) does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that notwithstanding the foregoing, the representations and warranties set forth in Section 3.03, 3.04, 4.02 and 4.03 and the representations and the warranties set forth in the second sentence of Section 3.08(a) shall be true and correct in all respects at and as of the Closing as if made at and as of the Closing;

(b)           Sellers, the Company and the Company Subsidiaries shall have performed in all material respects all obligations hereunder required to be performed by them at or prior to the Closing;

(c)           the Company shall have delivered to Purchaser a certificate dated as of the Closing Date as to its compliance with the conditions set forth in paragraphs (a) (with respect to its representations contained in Article III), and (b) of this Section 7.02 and each Seller shall have delivered to Purchaser a certificate (dated as of the Closing Date) as to their compliance with the conditions set forth in paragraphs (a) (with respect to its representations contained in Article IV) and (b) of this Section 7.02;

(d)           no Company Option shall have been exercised after the date of this Agreement and all Company Options shall have been cancelled by the Company as of the TCA Closing;

(e)           the TCA Closing shall have occurred on the same day as the Closing;

(f)            the officers and directors of the Company and each of its Subsidiaries shall have resigned, in their capacity as such, provided except with respect to a member of the Cardwell Group, such resignation shall not affect any rights a Person has as an employee of the Operating Company; and

(g)           each Seller shall have delivered an Assignment of Interest in the form of Exhibit A to Purchaser and each general partner of the Company shall have withdrawn as a general partner and a Person designated by Purchaser shall have been admitted to the Company as its sole general partner.

Section 7.03         Conditions to the Obligations of Sellers.

The obligations of Sellers to consummate the sale of the Interests are subject to the satisfaction (or waiver by Sellers) at or prior to the Closing of the following further conditions:

(a)           the representations and warranties of Purchaser contained in Article V which are qualified as to materiality shall be true and correct and all such representations and warranties that are not qualified as to materiality shall be true and correct in all material respects, in each case when made and at and as of the Closing Date as if made at and as of the Closing

Date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period);

(b)           Purchaser shall have paid the Purchase Price and otherwise performed in all material respects all obligations hereunder required to be performed by it at or prior to the Closing;

(c)           Purchaser shall have delivered to Sellers a certificate (dated as of the Closing Date) as to compliance with the conditions set forth in paragraphs (a) and (b) of this Section 7.03);

(d)           the TCA Closing shall have occurred on the same day as the Closing; and

(e)           Purchaser shall have executed and delivered the Escrow Agreement.

ARTICLE VIII

CLOSING; TERMINATION

Section 8.01         Closing.

(a)           Unless this Agreement shall have been terminated the closing of the transactions contemplated hereby (the “Closing”, and the actual date of the Closing, the “Closing Date”) shall take place at the offices of Sullivan & Worcester LLP located at One Post Office Square, Boston, MA 02109, on the Business Day on which all of the conditions set forth in Article VII have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or wavier of such conditions at the Closing) or at such other place and on such other date as shall be mutually agreed to by Purchaser and Sellers; provided, however, that in no event shall the Closing occur later than the date that is thirty (30) days after the date hereof (the “End Date”).

(b)           Anything in this Section 8.01 to the contrary notwithstanding, no extension of the date for Closing shall be effective unless the date for the TCA Closing shall have similarly been extended.

Section 8.02         Termination.

Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated:

(a)           by mutual written consent of Purchaser and the Sellers Representative;

(b)           by the Sellers Representative or Purchaser, if the Closing shall not have occurred on or prior to the End Date; provided, however, that the right to terminate this Agreement shall not be available to any party whose failure to fulfill any obligation under this

Agreement has been the cause of, or resulted in, the failure of the Closing occur on or prior to the End Date; or

(c)      by the Sellers Representative or Purchaser if any court of competent jurisdiction or other Governmental Entity located or having jurisdiction within the United States shall have issued a final Judgment or taken any other final action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Judgment or other action is or shall have become final and nonappealable.

This Agreement shall automatically terminate if the TCA Purchase Agreement is terminated, without further action by the parties.

Section 8.03         Effect of Termination.

In the event of the termination of this Agreement as provided in Section 8.02, written notice thereof shall forthwith be given to the other parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void, and there shall be no liability on the part of any of the parties hereto except (i) for fraud or for willful breach of this Agreement and (ii) the confidentiality provisions of Sections 6.02, Section 8.03 and Article XII (other than Sections 12.03 and 12.09) will survive any termination of this Agreement and Purchaser shall reimburse the Company and the Company Subsidiaries for (x) any Reimbursable Costs to the extent paid by the Company or any Company Subsidiary prior to such termination or which are a liability of the Company or any Company Subsidiary on the date of such termination and (y) to the extent Debt Restructuring Costs paid by the Company or any Company Subsidiary prior to such termination or which are a liability of the Company or any Company Subsidiary on the date of such termination exceed Debt Restructuring Costs paid by Purchaser prior to such termination or which are a liability of Purchaser on the date of such termination, 50% of such excess.

ARTICLE IX

INDEMNIFICATION

Section 9.01         Survival.

(a)           All covenants and agreements contained in this Agreement (including the Schedules, Annexes and Exhibits attached hereto and the certificates and affidavits delivered pursuant hereto) that contemplate performance thereof following the Closing Date will survive the Closing Date in accordance with their terms.

(b)           All the representations and warranties of Sellers and the Company contained in this Agreement (including the Schedules, Annexes and Exhibits attached hereto and the certificates and affidavits delivered pursuant hereto) will survive the Closing Date (i) indefinitely in the case of representations and warranties set forth in Section 3.03, 3.04, 4.02 and 4.03, (ii) until the expiration of the applicable statute of limitations plus 30 days in the case of the representations and warranties set forth in Section 3.09 but only to the extent such representations and warranties relate to Income Taxes, and (iii)  until the 12-month anniversary of the Closing Date in the case of any other representations or warranties, at which point such representations and warranties and any claim for indemnification on account thereof will terminate except with respect to any Purchaser Claim for which a Purchaser Claims Notice has been delivered to the Sellers Representative by Purchaser pursuant to this Article IX prior to the termination date.

(c)           All representations and warranties of Purchaser contained in this Agreement (including the Schedules, Annexes and Exhibits attached hereto and the certificates and affidavits delivered pursuant hereto) will survive the Closing Date (i) indefinitely in the case of the representations and warranties set forth in Section 5.02 and (ii) until the 12-month anniversary of the Closing Date in the case of any other representations or warranties, at which point such representations and warranties and any claim for indemnification on account thereof will terminate except with respect to any Seller Claim for which a Seller Claims Notice has been delivered to Purchaser prior to the termination date.

Section 9.02         Indemnification by a Purchaser.

Subject to the terms and conditions of this Article IX, from and after the Closing, Purchaser will indemnify and hold harmless Sellers and their respective successors and permitted assigns and officers and directors and their heirs and personal representatives (collectively, the “Seller Indemnitees”) from and against, and will pay to the Seller Indemnitees the amount of, any and all losses, liabilities, claims, damages, penalties, fines, judgments, awards, settlements, taxes, costs, fees (including, but not limited to, reasonable investigation fees), expenses (including, but not limited to, reasonable attorneys’ fees) and disbursements (collectively, “Losses”) actually incurred by any of the Seller Indemnitees (a) based upon any breach of or inaccuracy in the representations and warranties of Purchaser contained in Article V of this Agreement (including the certificate delivered pursuant to Section 7.03(c)) as of the date of this Agreement and as of the Closing Date, (b) based upon any breach of the covenants or agreements of Purchaser contained in this Agreement (including the certificate delivered pursuant to Section 7.03(c)) and required to be performed by it pursuant to this Agreement and (c) for SPS Income Taxes.

Section 9.03         Indemnification by Sellers.

Subject to the terms and conditions of this Article IX, from and after the Closing, each Seller, severally and not jointly, will indemnify and hold harmless Purchaser, the Company, their respective successors and permitted assigns and officers and directors and their heirs and personal representatives (collectively, the “Purchaser Indemnitees”) from and against any and all Losses actually incurred by any of the Purchaser Indemnitees based upon (a) any breach of or inaccuracy in the representations and warranties contained in Article III or Article IV of this Agreement (including the certificates delivered pursuant to Section 7.02(c)) as of the date of this Agreement and as of the Closing Date, and (b) any breach of the covenants or agreements of any Seller or the Company or any Company Subsidiary contained in this Agreement (including the certificates delivered pursuant to Section 7.02(c)) and required to be performed by them pursuant to this Agreement.

Section 9.04         Exclusive Remedy.

Other than for breaches of Sections 2.02(b) and 2.04 and Article XI, the parties agree that from and after the Closing Date, the exclusive remedies of any Seller Indemnitee or Purchaser Indemnitee for any Losses based upon, arising out of or otherwise in respect of the matters set forth in this Agreement or the transactions contemplated hereby are the indemnification or reimbursement obligations of the parties set forth in this Article IX.  The parties further agree that, except with respect to a breach of the representations contained in Sections 4.02 and 4.03 for which each Seller shall severally and not jointly be subject to a claim for personal liability in an amount not to exceed the aggregate amount received by such Seller pursuant to Article II, no Seller shall have any personal liability under this Agreement or for any indemnification of any Purchaser Indemnitee and the Purchaser Indemnitees shall be entitled to only look to the Escrow Fund for the satisfaction of any indemnity to which they are entitled.  The provisions of this Section 9.04 shall not, however, prevent or limit a party’s right to seek specific performance or injunctive relief in connection with another party’s breach of this Agreement.

Section 9.05         Limitations on Indemnification Payments to Seller Indemnitees.

Notwithstanding anything in this Agreement to the contrary,

(a)           the Seller Indemnitees shall be entitled to indemnification pursuant to Section 9.02 from Purchaser only to the extent the aggregate amount of all Losses of the Seller Indemnities as a result of any breach or inaccuracy by Purchaser exceeds $3,500,000 (the “Sellers Deductible Amount”), provided that “Losses” of “Seller Indemnitees” (each defined in the TCA Purchase Agreement) under the TCA Purchase Agreement shall be aggregated with Losses under this Agreement in determining the Sellers Deductible Amount, it being understood and agreed that once the Sellers Deductible Amount is exceeded the Seller Indemnitees shall only be entitled to indemnification pursuant to Section 9.02 for Losses in excess of Sellers Deductible Amount;

(b)           the aggregate amount of all Losses to which the Seller Indemnitees shall be entitled to indemnification from Purchaser shall not exceed the Escrow Amount;

(c)           the Seller Indemnities will not be entitled to indemnification pursuant to Section 9.02 for punitive damages or for lost profits, consequential, exemplary or special damages; and

(d)           no Seller Indemnitee is entitled to receive payment pursuant to this Article IX for the same Loss relating to an indemnification claim more than once.

Section 9.06         Limitations on Indemnification Payments to Purchaser Indemnitees.

Notwithstanding anything herein to the contrary:

(a)           the Purchaser Indemnitees shall be entitled to indemnification pursuant to Section 9.03(a) and (b) only to the extent the aggregate amount of all Losses of the  Purchaser Indemnitees as a result of any breach or inaccuracy by a Seller, the Company or a Company Subsidiary exceeds $3,500,000 (the “Purchasers Deductible Amount”), provided that “Losses” of the “Purchaser Indemnitees” (each defined in the TCA Purchase Agreement) under the TCA Purchase Agreement shall be aggregated with Losses under this Agreement in determining the Purchasers Deductible Amount, it being understood and agreed that once the Purchasers Deductible Amount is exceeded the Purchaser Indemnitees shall only be entitled to indemnification pursuant to Section 9.03 for Losses  in excess of the Purchaser Deductible Amount; provided, however, that the limitation set forth in this Section 9.06(a) shall not apply to Losses incurred by any Purchaser Indemnitee based upon breach or inaccuracy of the representations set forth in Sections 3.03, 3.04, 3.09 (but only to the extent such representations relate to Income Taxes), 4.02 or 4.03;

(b)           the Purchaser Indemnitees will not be entitled to indemnification pursuant to Section 9.03 for punitive damages or for lost profits, consequential, exemplary or special damages; and

(c)           no Purchaser Indemnitee is entitled to receive payment pursuant to this Article IX for the same Loss relating to an indemnification claim more than once.

Section 9.07         Procedures.

(a)           Notice of Losses by Seller Indemnitee. As soon as reasonably practicable after a Seller Indemnitee becomes aware of any claim that it has that may result in a Loss (a “Seller Claim”), the Seller Indemnitee shall give notice thereof (a “Seller Claims Notice”) to the applicable Purchaser (the “Purchaser Indemnitor”). A Seller Claims Notice must describe the Seller Claim in reasonable detail, and indicate the amount (estimated, as necessary) of the Loss that has been or may be suffered by the applicable Seller Indemnitee. No delay in or failure to give a Seller Claims Notice by the Seller Indemnitee to the Purchaser Indemnitor pursuant to this Section 9.07(a) will adversely affect any of the other rights or remedies that a Seller Indemnitee has under this Agreement, or alter or relieve the Purchaser Indemnitor of its obligation to indemnify the applicable Seller Indemnitee, except to the extent that the Purchaser Indemnitor is prejudiced thereby.

(b)           Notice of Losses by Purchaser Indemnitee. As soon as reasonably practicable after a Purchaser Indemnitee becomes aware of any claim that it has that may result in a Loss (a “Purchaser Claim”) such Purchaser Indemnitee shall give Notice thereof (a “Purchaser Claims Notice”) to the Sellers Representative. A Purchaser Claims Notice must describe the Purchaser Claim in reasonable detail, and indicate the amount (estimated, as necessary) of the Loss that has been or may be suffered by the applicable Purchaser Indemnitee. No delay in or failure to give a Purchaser Claims Notice by a Purchaser Indemnitee to the Sellers Representative pursuant to this Section 9.07(b) will adversely affect any of the other rights or remedies that the Purchaser Indemnitee has under this Agreement, or alter or relieve the

Purchaser Indemnitee of its right to indemnification except to the extent that Sellers are prejudiced thereby.

Section 9.08         Opportunity to Defend Third Party Claims.

In the event of any claim by a third party against a Purchaser Indemnitee or Seller Indemnitee (each an “Indemnitee”) for which indemnification is available hereunder from Purchaser or Sellers, as applicable (each an “Indemnifying Party”), the Indemnifying Party has the right, exercisable by notice to the Indemnitee  as applicable, within 120 days of receipt of a written notice from the Indemnitee of such claim, to assume and conduct the defense of such claim, with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnitee.  If the Indemnifying Party has assumed such defense as provided in this Section 9.08, the Indemnifying Party will not be liable for any legal expenses incurred by any Indemnitee in connection with the defense of such claim unless the Indemnitee determines in good faith and upon the written advice of counsel that joint representation by the Indemnifying Party’s counsel constitutes a conflict of interest. If the Indemnifying Party does not assume the defense of any third party claim in accordance with this Section 9.08, the Indemnitee may defend such claim at the sole cost of the Indemnifying Party (subject to the limitations set forth in this Article IX), and the Indemnifying Party may still participate in, but not control, the defense of such third party claim at the Indemnifying Party’s sole cost and expense. For so long as the Indemnifying Party is defending such claim in good faith, the Indemnitee will not consent to a settlement of, or the entry of any judgment arising from, any such claim, without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld or delayed). Except with the prior written consent of the Indemnitee (such consent not to be unreasonably withheld or delayed), no Indemnifying Party, in the defense of any such claim, will consent to the entry of any judgment or enter into any settlement that (i) provides for injunctive or other non-monetary relief affecting the Indemnitee, (ii) provides for an admission of violation of any Law or the rights of any Indemnitee, or (iii) does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnitee of a release from all liability with respect to such claim or litigation. In any such third party claim, the party responsible for the defense of such claim shall, to the extent reasonably requested by the other party, keep such other party informed as to the status of such claim, including, without limitation, all settlement negotiations and offers; provided, however, that neither the Indemnitee nor the Indemnifying Party shall be required to disclose any privileged information or any attorney work product in connection with the defense of any such asserted claim.

Section 9.09         Exercise of Remedies by Indemnitees.

No Purchaser Indemnitee shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Purchaser (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.  No Seller Indemnitee shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless the Sellers Representative shall have consented to the assertion of such Indemnification claim or the exercise of such other remedy.

Section 9.10         Adjustment to Purchase Price.

All indemnification, purchase price adjustments, reimbursement payments and other payments made pursuant to this Agreement subsequent to the date of this Agreement, as applicable, will be treated as an adjustment to the Purchase Price unless otherwise required by Law.

ARTICLE X

RELEASES

Section 10.01       Releases by Purchaser and the Company.

(a)           For good and valuable consideration, the receipt and adequacy of which hereby are acknowledged, Purchaser, and the Company as of the Closing, for themselves and their successors and assigns (collectively, the “Purchaser/Company Releasors”), do absolutely and irrevocably release and discharge forever Sellers and each of their present and former representatives, stockholders, principals, officers, directors, employees, benefit plans, agents, attorneys and their successors and assignees (collectively, the “Purchaser/Company Releasees”), from any and all claims, debts, actions, damages, obligations, liabilities, agreements or promises of any nature whatsoever which the Purchaser/Company Releasors (or any of them) ever had, now has or hereinafter may have against the Purchaser/Company Releasees (or any of them) from the beginning of the world to the Closing Date (collectively, the “Purchaser/Company Released Claims”), provided, however, that the Purchaser/Company Released Claims shall not include any rights under or pursuant to this Agreement or any agreement or instrument executed in connection with the transactions contemplated hereby, including, without limitation, the indemnification provisions hereof.  Nothing herein shall be deemed to release any rights any Purchaser/Company Releasor may have to make any claims under any insurance policy or policies maintained for Purchaser/Company Releasor’s benefit by any Purchaser/Company Releasee at any time on or prior to the Closing Date, including, without limitation, general liability, directors and officers, errors and omissions or malpractice insurance.

(b)           Purchaser has read and understands all of the terms and conditions set forth in this Section 10.01 and their legal consequences, and has had the benefit of advice of legal counsel of its own choice.  Purchaser acknowledges that there is a risk that subsequent to this general release, it may discover, incur or suffer matters that were unknown to and/or unanticipated by Purchaser or the Company at the date hereof.  Purchaser agrees that this general release applies to, and forever releases, all such matters described in the immediately preceding sentence.

Section 10.02       Releases by Sellers.

(a)           For good and valuable consideration, the receipt and adequacy of which hereby are acknowledged, Sellers effective as of the Closing, for themselves and their respective successors and assigns (collectively, the “Seller Releasors”), do absolutely and irrevocably release and discharge forever Purchaser, the Company and their respective Subsidiaries and each of their present and former representatives, stockholders, principals, officers, directors, employees, benefit plans, agents, attorneys and each of their successors and assignees (collectively, the “Seller Releasees”), from any and all claims, debts, actions, damages, obligations, liabilities, agreements or promises of any nature whatsoever which the Seller Releasors (or any of them) ever had, now has or hereinafter may have against the Seller Releasees (or any of them) from the beginning of the world to the Closing Date (collectively, the “Seller Released Claims”), provided, however, that the Seller Released Claims shall not include any of the following: (i) any rights under or pursuant to this Agreement or any agreement or instrument executed in connection with the transactions contemplated hereby, including, without limitation, the indemnification provisions hereof, or (ii) any right of a Seller Releasor to indemnification pursuant to the Organizational Documents of the Company or the Operating Company, any employee plan or any other agreement, in each case, as in effect on the date hereof.  Nothing herein shall be deemed to release any rights any Seller Releasor may have to make any claims under any insurance policy or policies maintained for such Seller Releasor’s benefit by any Seller Releasee at any time on or prior to the Closing Date, including, without limitation, general liability, directors and officers, errors and omissions or malpractice insurance.

(b)           Sellers have fully read and understand all of the terms and conditions set forth in this Section 10.02 and their legal consequences, and have had the benefit of advice of legal counsel of their own choice.  Sellers acknowledge that there is a risk that subsequent to this general release, they may discover, incur or suffer matters that were unknown to and/or unanticipated by Sellers at the date hereof. Each Seller agrees that this general release applies to, and forever releases, all such matters described in the immediately preceding sentence.

ARTICLE XI

TAX MATTERS

Section 11.01       Tax Treatment.

The parties shall treat the transactions contemplated by this Agreement and the TCA Purchase Agreement in accordance with Revenue Ruling 99-6, 1999-1 C.B. 432 (Situation 2) as follows (i) (A) as a sale of 100% of the “Operating Company Interests” (as defined in the TCA Purchase Agreement) by the partners of the Operating Company and (B) thereafter as a sale of 100% of the Company Interests by Sellers, and (ii) (A) as a purchase by TCA of all of the assets of the Operating Company and assumption by TCA of all of the Operating Company’s liabilities and (B) thereafter, as a purchase by Purchaser of all of the assets of the Company and assumption by Purchaser of all of the Company’s liabilities. The parties shall (x) treat each such transaction as occurring after all other transactions, including those contemplated by Section 6.13 and 6.14 of the TCA Purchase Agreement, on the Closing Date and (y) treat the transactions described in Sections 11.01(i)(A) and 11.01(ii)(A) as occurring prior to the transactions described in Sections 11.01(i)(B) and 11.01(ii)(B).

Section 11.02       Tax Returns.

(a)           Partnership Tax Returns.  After the Closing Date, the Sellers Representative, at its own cost and expense, shall be responsible for preparing and timely filing all Partnership Tax Returns, for each of the Company and any of its Subsidiaries as of the Closing Date that is treated as a partnership or disregarded entity for federal Income Tax purposes, for all Tax periods ending on or before the Closing Date.  Such Partnership Tax Returns will report the operations of the Company, and its Subsidiaries, as applicable, in accordance with applicable Law.  To the extent permitted by applicable Law, the Sellers Representative shall cause such Partnership Tax Returns to be filed and signed by a pre-Closing partner of the Company.  The Sellers Representative shall pay or cause Sellers to pay any Taxes that are due (i) with respect to any Partnership Tax Returns that are the responsibility of the Sellers Representative pursuant to this Section 11.02(a), including any applicable state or local Tax withholding on the income reported on such Partnership Tax Returns and (ii) any applicable federal, state or local withholding Taxes with respect to distributions from the Company or the Operating Company to their respective partners.  If, and to the extent, Purchaser or its Affiliate is required under applicable Law to sign, authorize a Seller to sign and/or participate in any Partnership Tax Return for any period ending on or prior to the Closing Date, the Sellers Representative shall provide Purchaser a copy of such Partnership Tax Return at least ten (10) days prior to its due date, and Purchaser shall cooperate with respect to the filing of such Partnership Tax Return pursuant to Section 11.06 hereof.  For the avoidance of doubt, a Partnership Tax Return’s use of a purchase price allocation in accordance with Section 1060 of the Code, even if different than Purchaser’s allocation, shall not be considered unreasonable.  If the Sellers Representative prepares a Partnership Tax Return showing SPS Income Taxes are due, the Sellers Representative shall provide Purchaser a copy of such Partnership Tax Return at least ten (10) days prior to its due date, and such Tax Return shall be subject to Purchaser’s reasonable  review and approval.

(b)           Other Tax Returns.  Except as set forth in Section 11.02(a) or Section 11.05, Purchaser shall, at it own cost and expense, be responsible for preparing and filing all Tax Returns of the Company or any of its Subsidiaries that are due following the Closing Date, subject to Purchaser’s right to indemnification under Article IX hereof.

Section 11.03       Post-Closing Audits.

(a)           Purchaser shall notify the Sellers Representative in writing within 20 days after receipt by Purchaser or the Company or its Subsidiaries of written notice of the commencement of any official inquiry, examination, audit or other administrative or judicial proceeding (“Audit”) regarding any Tax Return or Taxes for any Pre-Closing Tax Period; provided, that the failure to provide such notice shall not relieve Sellers of their obligations pursuant to Article IX or this Article XI, except to the extent Sellers are actually prejudiced thereby.  The Sellers Representative shall notify Purchaser in writing within 20 days after receipt by the Sellers Representative or any Seller of written notice of the commencement of any Audit regarding any Tax Return (other than with respect to any matter pertaining to a Partnership Tax Return which (i) could not reasonably be expected to involve any potential liability on the part of the Company, the Operating Company, Purchaser or any of their post-Closing Affiliates and (ii) does not result in SPS Income Taxes) or Taxes of the Company, or any of its Subsidiaries.

(b)           Provided that Sellers may be responsible under Article IX or XI for any Taxes that might result, the Sellers Representative shall have the right, exercised by written notice given to Purchaser within 20 days after delivery or receipt by the Sellers Representative of a notice pursuant to Section 11.03(a), on behalf of Sellers and at the expense of Sellers, to control the handling, disposition and/or settlement of any Audit regarding any Pre-Closing Tax Period; provided, that the Sellers Representative shall defend such Audit diligently and in good faith, and shall keep Purchaser reasonably informed as to the status of and material developments in such Audit and provide Purchaser with copies of any written materials relating to such Audit received from or submitted to any Governmental Entity; provided further that if such Audit could have an adverse impact on Purchaser or any of its Affiliates or Subsidiaries (1) the Sellers Representative shall consult with Purchaser before taking any significant action in connection with such Audit; (2) the Sellers Representative shall offer Purchaser a reasonable opportunity to comment before submitting to any Governmental Entity any written materials prepared or furnished in connection with such Audit; (3) Purchaser (or an Affiliate of Purchaser) shall be entitled to participate, at its own expense, in such Audit, including by attending meetings with the relevant Governmental Entity; and (4) the Sellers Representative shall not settle, compromise or abandon the Audit without obtaining prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.  If the Sellers Representative fails to exercise its right to control the conduct of any Audit described in this Section 11.04(b), Purchaser may, to the extent such Audit relates to Purchaser or the Company or the Company’s Subsidiaries, conduct, defend and settle the Audit in such manner as it deems appropriate in its sole discretion, and Sellers shall, jointly and severally, promptly pay or reimburse Purchaser, as applicable, for any costs or expenses incurred in connection with the conduct, defense or settlement of such Audit.  Notwithstanding the foregoing, and except with respect to any matter pertaining to a Partnership Tax Return which (i) could not reasonably be expected to involve any potential liability on the part of the Company, the Operating Company, Purchaser or any of their post-Closing Affiliates and (ii) does not result in SPS Income Taxes, the provisions of this Section 11.03(b) shall not apply to any Partnership Tax Returns for any Pre-Closing Tax Period.

(c)           Purchaser shall have the right, at its own expense, to exercise control over the handling, disposition and/or settlement of any Audit regarding any Tax Return other than as described in Section 11.03(b) above (including the right to settle or otherwise terminate any contest with respect thereto); provided, that in the case of any Tax Return for a period beginning before the Closing Date, Purchaser shall not settle any issue that would result in a required indemnification payment by Sellers under Article IX or XI without the prior consent of the Sellers Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(d)           (i) The Sellers Representative shall notify Purchaser if, in the course of any Audit, Sellers’ purchase price allocation under Section 1060 of the Code is challenged by the IRS or any other Governmental Entity, and (ii) Purchaser shall notify the Sellers Representative if, in the course of any Audit, Purchaser’s purchase price allocation under Section 1060 of the Code is challenged by the IRS or any other Governmental Entity.

Section 11.04       Transfer Taxes.

Except for any Transfer Taxes (as defined below) which result from the actions taken pursuant to Section 6.13 and Section 6.14(c) of the TCA Purchase Agreement (which Transfer Taxes shall be Reimbursable Costs), all transfer, real estate transfer, excise, sales, use, documentary, stamp Taxes and all conveyance fees, recording charges and other similar Taxes (including interest, penalties and additions to any such Taxes) in each case including any such Taxes or fees levied upon the transfer of stock or other equity interests in an entity on account of such entity’s direct or indirect ownership of real estate (“Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be paid one-half by Purchaser and one-half by Sellers.  Purchaser and Sellers agree to use commercially reasonable efforts to cooperate with respect to minimizing any such Transfer Taxes.  Purchaser shall prepare and file all necessary Tax Returns and other documentation with respect to such Transfer Taxes.  Sellers shall reimburse Purchaser one-half of the cost and expense of preparing and filing such Tax Returns.  In addition, Purchaser shall provide any Tax forms or other information reasonably requested by the Sellers Representative for the purpose of reducing fuel excise Taxes.

Section 11.05       Tax Cooperation.

From and after the Closing Date, each of Purchaser, the Sellers Representative and Sellers shall, at the cost of the requesting party, cooperate, as reasonably requested, in connection with the preparation and filing of any Tax Returns of the Company or any of its Subsidiaries and in connection with any Audits with respect to Taxes or Tax Returns.  Such cooperation shall include the retention and (upon the other party’s request, at the requesting party’s cost and expense) the provision of records and information which are reasonably relevant to any such Audit.  Purchaser and Sellers shall, upon request, use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).  Purchaser and Sellers agree that TCA may, at TCA’s sole option, discretion and cost, which shall include all Tax liabilities resulting from such elections, make an election under Section 338 of the Code (and any corresponding election under state, local, or foreign Tax Law) with respect to deemed purchase of the stock of any Company Subsidiary hereunder and each Seller agrees to cooperate with respect to any such election.  Purchaser, Sellers Representative and each Seller each agree to (i) treat each Special Purpose Subsidiary as a disregarded entity under Treasury Regulation Section 301.7701-2 and -3 (and as a disregarded entity for state and local Tax purposes to the maximum extent possible) for any Pre-Closing Tax Period and any Tax period that includes the Closing Date, (ii) not make any affirmative election (such as on IRS Form 8832) contrary to such disregarded entity status and (iii) take steps at Purchaser’s request and expense to minimize any SPS Income Taxes.

Section 11.06       Conflicts.

In the event of a conflict between the provisions of this Article XI and Article IX, this Article XI shall exclusively govern any matters relating to Taxes.

ARTICLE XII

GENERAL PROVISIONS

Section 12.01       Costs and Expenses.

Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

Section 12.02       Notices.

All notices or other communications required or permitted by this Agreement shall be effective upon receipt and shall be in writing and delivered personally or by overnight courier (with proof of delivery), or sent by facsimile, as follows:

(i)            if to Purchaser, to:

Hospitality Properties Trust
400 Centre Street
Newton, MA 02458
Attn.:  President
Facsimile:  (617) 332-2261

with a copy to (which shall not constitute notice):

Sullivan & Worcester LLP
One Post Office Square
23rd Floor
Boston, MA 02109
Attn.:  Richard Teller
Facsimile:  (617) 338-2880

(ii)           if to the Company, to:

Petro Stopping Centers Holdings, L.P.
6080 Surety Drive
El Paso, TX  79905

Attention:  Edward Escudero

Facsimile:  (915) 773-7366

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019
Attention:         Thomas M. Cerabino

Richard L. Reinhold

Facsimile:  (212) 728-8111

(iii)          if to the Sellers Representative, to:

Edward Escudero

3820 Hillcrest

El Paso, TX 79902

Facsimile:  (915) 774-7336

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019
Attention:         Thomas M. Cerabino

Richard L. Reinhold

Facsimile:  (212) 728-8111

(iv)          if to Mobil Long Haul, Inc.:

ExxonMobil Fuels Marketing Company, Global Planning

3225 Gallows Road, Room 5D0211

Fairfax, VA  22037

Attention:  Peter A. Tunnard

Facsimile:  (262) 313-5195

(v)           if to Volvo Petro Holdings LLC:

CT Corporation

1209 Orange Street

Wilmington, DE 19801

Attention:  Michele Aacione

Facsimile:  (302) 655-2480

(vi)          if to a Seller (other than as set forth in (iv) or (v) above) to:

J.A. Cardwell, Sr.

817 Rosinante

El Paso, TX 79922

Facsimile:  (915) 581-7481

and

James A. Cardwell, Jr.

5772 Diamond Point

El Paso, TX  79912

Facsimile:  (915) 581-7481

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019
Attention:         Thomas M. Cerabino

Richard L. Reinhold

Facsimile:  (212) 728-8111

or to such other address as hereafter shall be furnished as provided in this Section 12.02 by any of the parties hereto to the other parties hereto.  Each such communication will be effective (a) if delivered personally or overnight courier (with proof of delivery), when such delivery is made at the address specified in this Section 12.02, or (b) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 12.02 and appropriate confirmation is received (provided that if notice is given by facsimile, a copy of such notice, request, instruction or other communication shall also be followed-up within one (1) Business Day of such facsimile by one of the other methods described herein; notwithstanding such follow-up, however, facsimile notice shall be deemed to be given at the time set forth in this Section 12.02); provided, however, that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day.

Section 12.03       Sellers Representative.

(a)           Edward Escudero shall be constituted and appointed as the “Sellers Representative” under this Agreement and under the Escrow Agreement.  No bond shall be required of the Sellers Representative.

(b)           The Sellers Representative has a duty to serve in good faith the interests of Sellers but shall not be liable to Sellers for any act done or omitted under this Agreement or under the Escrow Agreement as the Sellers Representative while acting in good faith and in the exercise of reasonable judgment and any act done or omitted on the advice of counsel shall, as between the Sellers Representative and Sellers shall be conclusive evidence of such good faith.  The Sellers Representative shall be indemnified and held harmless by Sellers from and against any and all claims, expenses, demands, judgments, amounts paid in settlement and other losses (including, without limitation, reasonable attorneys’ fees) asserted against or incurred by the

Sellers Representative based on acts or omissions taken or omitted by Sellers Representative in his capacity as Sellers Representative.

(c)           Purchaser shall be entitled to deal exclusively with the Sellers Representative on all matters relating to Article II, Article VIII, Article IX and Article XI and the Escrow Agreement and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Seller by the Sellers Representative, and on any other action taken or purported to be taken on behalf of any Seller by the Sellers Representative, as fully binding upon such Seller.

(d)           At the Closing, the Reserve Fund shall be deposited with the Sellers Representative by wire transfer of immediately available funds to a bank account designated by the Sellers Representative (the “Reserve Fund Account”).  The Reserve Fund shall be held by the Sellers Representative in the Reserve Fund Account and shall be used by the Sellers Representative to pay (i) any costs or expenses the Sellers Representative may incur from time to time in performing his duties hereunder (including, without limitation, pursuant to Section 2.02 and Articles IX and XI) or under the Escrow Agreement, (ii) any Transfer Taxes payable by Sellers pursuant to this Agreement or the TCA Purchase Agreement or (iii) any costs or expenses incurred by Sellers pursuant to any indemnity or similar obligation given by Sellers under this Agreement or any other agreement or document executed pursuant thereto or in connection therewith relating to any Liens or encumbrances affecting any of the Transferred Owned Properties or Transferred Leased Properties.  Any amounts remaining on deposit in the Reserve Fund shall be released to the Applicable Sellers (pro rata in the same percentage used at the Closing to establish the Reserve Fund) promptly following the determination by the Sellers Representative that, in its reasonable judgment, such Reserve Fund is no longer necessary to pay the costs, expenses and Transfer Taxes contemplated in this Section 12.03(d).

Section 12.04       Counterparts.

This Agreement may be executed and delivered (including by facsimile transmission) in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute a single instrument.

Section 12.05       Entire Agreement.

This Agreement (including the Exhibits, Annexes, Schedules and the Company Disclosure Letter referred to herein) and the Confidentiality Agreement set forth the entire understanding and agreement between the parties as to the matters covered herein and supersedes and replaces any prior understanding, agreement or statement of intent, in each case, written or oral, among the parties, of any and every nature with respect thereto.

Section 12.06       Governing Law; Exclusive Jurisdiction.

This Agreement shall be governed in all respects, by the laws of the State of Delaware including validity, interpretation and effect, without regard to principles of conflicts of law.  The parties hereto irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of Delaware for any lawsuits, actions or other proceedings arising out of or related to this Agreement and agree not to commence any lawsuit, action or other proceeding except in such courts.  The parties hereto further agree that service of process, summons, notice or document by mail to their addresses set forth above shall be effective service of process for any lawsuit, action or other proceeding brought against them in any such court.  The parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any lawsuit, action or other proceeding arising out of or related to this Agreement in the courts of the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such lawsuit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 12.07       Third Party Rights; Assignment.

Except as specified in Section 6.06, this Agreement is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any Person other than the parties hereto.  This Agreement and the obligations of the Company, the Company Subsidiaries and Sellers shall not be assignable without the prior written consent of Purchaser.  The rights of Purchaser under this Agreement may be assigned, in whole or in part, to any third party provided Purchaser shall remain liable for all obligations of Purchaser hereunder.

Section 12.08       Waivers and Amendments.

(a)           This Agreement may be amended only in writing by each of the parties hereto.  No modification of or amendment to this Agreement shall be valid unless in a writing signed by the parties hereto referring specifically to this Agreement and stating the parties’ intention to modify or amend the same.

(b)           Any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby and referring specifically to the term or condition to be waived.  The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Section 12.09       Schedules.

Disclosure of any fact or item in any Schedule or in any Section of the Company Disclosure Letter shall not be deemed to constitute an admission that such item or fact is material for the purposes of this Agreement.  The fact that any item of information is disclosed in any Company Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement.

Section 12.10       Bulk Transfer Laws.  Purchaser acknowledges that the Company, the Company Subsidiaries and Sellers have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws and Purchaser hereby waives compliance by the Company, the Company Subsidiaries and Sellers and their respective Affiliates with any bulk sale or bulk transfer Laws or similar Laws that may be applicable to the transactions contemplated hereby.

Section 12.11       Enforcement.

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms.  It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof and costs of enforcement (including attorneys fees); this being in addition to any other remedy to which such parties are entitled at law or in equity.

Section 12.12       Headings; Interpretation.

The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” shall not be exclusive.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

Section 12.13       Nonliability of Trustees.

THE DECLARATION OF TRUST ESTABLISHING PURCHASER, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS THERETO (THE “DECLARATION”), IS DULY FILED WITH THE DEPARTMENT OF ASSESSMENTS AND TAXATION OF THE STATE OF MARYLAND, PROVIDES THAT THE NAME “HOSPITALITY PROPERTIES TRUST” REFERS TO THE TRUSTEES UNDER THE DECLARATION COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF HPT SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, HPT.  ALL PERSONS DEALING WITH HPT, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF HPT FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

[signature page follows]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

HOSPITALITY PROPERTIES TRUST

By:	/s/ John G. Murray
Name: John G. Murray
Title: President

PETRO STOPPING CENTERS HOLDINGS, L.P.

By:	/s/ J. A. Cardwell
Name: J. A. Cardwell
Title: C.E.O.

PETRO, INC.

By:	/s/ J. A. Cardwell
Name: J. A. Cardwell
Title: President

/s/ J. A. Cardwell, Sr.
J. A. Cardwell, Sr.

/s/ James A. Cardwell, Jr.
James A. Cardwell, Jr.

Signature Page to Purchase Agreement

JAJCO II, INC.

By:	/s/ J. A. Cardwell, Jr.
Name: J. A. Cardwell, Jr.
Title: President

PETRO WARRANT HOLDINGS CORP.

By:	/s/ J. A. Cardwell
Name: J. A. Cardwell
Title: President

MOBIL LONG HAUL, INC.

By:	/s/ J. M. E. Mixter
Name: J. M. E. Mixter
Title: President

VOLVO PETRO HOLDINGS, LLC

By:	/s/ Eddie H. Brailsford
Name: Eddie H. Brailsford
Title: Chief Financial Controller

Signature Page to Purchase Agreement